Form 10KSB, Exhibit 13
period 2004-03-31
ATLANTIC LIBERTY FINANCIAL CORP
filed 2004-06-29
CIK 1172095

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Letter to Shareholders	1
Selected Financial Information and Other Data	2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Independent Auditors’ Report	13
Consolidated Financial Statements	14
Directors and Executive Officers	38
Shareholder Information	39

Dear Shareholder,

We are pleased to present you with our 2004 Annual Report, which covers our first full year of operations as a public company.

Net income for the year was $1,383,000 or $0.87 per share ($.086 fully diluted) an increase of 16.5% over fiscal 2003. For the year, net interest income reached $6.2 million compared to $5.7 million in the prior year. Non-interest income was up 20% for the year and non-interest expense increased 6.4%. The return on average assets for the year increased to 0.92% from 0.87% in the prior year.

Our successful financial performance for the year resulted in an excellent return for our valued shareholders. Atlantic Liberty Financial Corporation’s share price rose to $19.34 at March 31, 2004 from $14.97 at the end of fiscal 2003, representing an annual return of 29.2 percent. Since our October 22, 2002 initial public offering price of $10.00 per share, Atlantic Liberty Financial Corporation shareholders who purchased stock in the initial public offering have enjoyed a 93.4 percent increase in their investment. The Company’s market capitalization at March 31, 2004 was approximately $32.7 million.

Capital management continues to be a strong priority for us. Shortly after our third quarter of operation as a public company, our Board of Directors declared a cash dividend of five cents per share and later increased the dividend to six cents per share for the most recent quarter ended March 31, 2004.

During the year, the company sought to further enhance shareholder value when the board approved our first stock repurchase program. At the end of our fiscal year, we had repurchased 19,400 shares.

The volume of loan production and our asset quality continue at impressive levels. Lending activity was excellent throughout fiscal 2004, resulting in a 12.4% increase in total loans outstanding. The continued low interest rate environment encouraged borrowers to refinance their debt in all loan categories, particularly one-to-four family mortgages. Additionally, we experienced growth in our commercial real estate and multi-family portfolios. Asset quality remains very strong. At year end, the proportion of non-performing loans to total loans was 0.08% compared to 0.13% the prior year.

Looking forward, we are committed to fundamentally the same operating posture, which is to strive for controlled and profitable growth. My expectations for continued growth are primarily based on the solid asset base we enjoy, the excellent market areas in which we are located, the strong economic outlook and our emphasis on doing what we do best; serving our surrounding communities to the best of our ability.

Our employees are key to our success and we believe that the high level of service provided to our customers truly differentiates us from our larger competition. Our employees’ performance is also motivated by their ownership position in our Employee Stock Ownership Plan and our newly implemented stock based benefit plan.

On behalf of our Directors, management and staff, I want to thank you for your continued confidence and investment in Atlantic Liberty Financial Corp.

Sincerely,

Barry M. Donohue
President & CEO

Atlantic Liberty Financial Corp.

SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data:

	At March 31,
	2004	2003	2002
	(In Thousands)
Total assets	$160,003	$137,196	$124,044
Loans receivable, net (1)	113,059	100,655	92,856
Mortgage-backed securities
Available for sale	1,088	1,703	—
Held to maturity	30,691	21,001	15,758
Investment securities
Available for sale	2,332	—	—
Held to maturity	2,016	1,024	1,032
Deposits	107,861	107,515	110,900
Total borrowings	23,200	1,600	2,000
Stockholders’ Equity	26,231	25,091	8,789

(1)  Net of allowance for loan losses and deferred loan fees

Selected Operating Data:

	Years ended March 31,
	2004	2003	2002
	(In Thousands, except per share data)
Total interest income	$8,390	$8,182	$8,013
Total interest expense	2,151	2,481	3,819
Net interest income	6,239	5,701	4,194
Provision (recovery) for loan losses	—	40	70
Net interest income after provision (recovery) for loan losses	6,239	5,661	4,124
Non-interest income	414	345	222
Non-interest expense	4,176	3,924	2,867
Income before taxes	2,477	2,082	1,479
Income tax provision	1,094	895	621
Net income	$1,383	$1,187	$858
Net income per share — Basic	$0.87	$0.75	N/A
Net income per share — Fully Diluted	$0.86	$0.75	N/A

Performance Ratios:

	At or for the years ended March 31,
	2004	2003	2002
	(In Thousands)
Return on assets (ratio of net income to average total assets)	0.92%	0.87%	0.71%
Return on equity (ratio of net income to average equity)	5.35	8.31	10.36
Interest rate spread (1)	4.07	4.11	3.42
Net interest margin (2)	4.36	4.34	3.67
Ratio of non-interest expense to average total assets	2.77	2.89	2.38
Ratio of average interest-earning assets to average interest-bearing liabilities	1.19	1.12	1.07

Asset Quality Ratios:

	At or for the years ended March 31,
	2004	2003	2002
Non-performing assets to toal assets at end of period	0.11%	0.15%	0.65%
Allowance for loan losses to non performing loans	606.25	381.10	60.00
Allowance for loan losses to total loans receivable	0.51	0.48	0.47

Capital Ratios:
Stockholders’ equity to total assets at end of period	16.39%	18.29%	7.09%
Average stockholders’ equity to average assets	17.17%	10.52%	6.89%

Other Data:
Number of full-service offices	2	2	2

(1)	The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2)	Net interest income divided by average interest earning assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The Company is a Delaware Corporation, which began operations on October 22, 2002 following the completion of Atlantic Liberty Savings, F.A.’s (The “Bank”) conversion from mutual to stock ownership. On that date, the Company sold 1,710,984 shares of common stock at $10 per share and received net proceeds of $14.8 million, exclusive of conversion expenses of $900,000 and $1.4 million to fund the purchase of shares for our employee stock ownership plan. Approximately 50% of the net proceeds were used by the Company to acquire all of the capital stock of the Association.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, mortgage-backed securities, investment securities and other interest-earning assets, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts and time deposits and advances from the Federal Home Loan Bank of New York (FHLB). Our results of operations are also affected by our provisions for loan losses, non-interest income and non interest expense. Non interest income consists primarily of fees and service charges. Non interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and deposit insurance premiums, professional fees, and other operating expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Comparison of Financial Condition at March 31, 2004 and March 31, 2003

Our total assets at March 31, 2004 were $160.0 million an increase of $22.8 million or 16.6% from the $137.2 million at March 31, 2003. The increase reflects growth in loans receivable and mortgage-backed securities primarily funded by a net increase in advances from the FHLB and a decrease in cash and cash equivalents. Loans increased by $12.4 million or 12.3% to $113.1 million at March 31, 2004 from $100.7 million at March 31, 2003. The increase in loans resulted principally from increased multi-family mortgage loan originations as well as $15.5 million in commercial real estate mortgages, of which $8.3 million were purchased from other financial institutions. Mortgage-backed securities increased $9.1 million or 40.1% to $31.8 million at March 31, 2004 from $22.7 million at March 31, 2003 reflecting new purchases of $19.7 million, partially offset by pre-payments and amortization of $10.6 million. The increase in mortgage-backed securities reflects management’s decision to implement a leveraged growth strategy which resulted in a positive interest rate spread. The underlying assets are adjustable rate mortgages which, over time, should re-price in accordance with then current interest rates. Repayments of mortgage-backed securities may not be able to be reinvested at an equivalent or higher yield. Other investment securities increased $3.3 million to $4.3 million at March 31, 2004 from $1.0 million at March 31, 2003. The new investment securities provide a higher yield than overnight funds. Cash and cash equivalents decreased $2.6 million or 41.9% to $3.6 million at March 31, 2004 from $6.2 million at March 31, 2003 to provide funding for loan originations and purchases of loans. The increase in assets was primarily funded by a net increase in advances from the FHLB of $21.6 million to $23.2 million at March 31, 2004 from $1.6 million at March 31, 2003. In addition, deposits of $107.9 million at March 31, 2004 increased $400,000 or 0.4% from $107.5 million at March 31, 2003.

Stockholders’ equity increased $1.1 million, or 4.5% to $26.2 million at March 31, 2004 reflecting net income for the year ended March 31, 2004 of $1.4 million, partially offset by treasury stock purchases of $400,000.

Comparison of Operating Results for the years ended March 31, 2004 and March 31, 2003

General. Net income for the year ended March 31, 2004 increased 16.5% to $1,383,000 from $1,187,000 for the year ended March 31, 2003. The increase in net income was primarily due to an increase of $538,000 in net interest income, a $69,000 increase in non-interest income and a reduction of $40,000 in the provision for loan losses partially offset by increases of $252,000 in non-interest expense and $199,000 in income tax expense.

Interest Income. Interest income increased by $208,000 or 2.5% to $8.4 million for the year ended March 31, 2004 from $8.2 million for the year ended March 31, 2003. The increase in interest income resulted primarily from increases of $47,000 in interest received from loans, $204,000 in interest received on mortgage-backed securities, and $91,000 in interest on investment securities, partially offset by a decrease of $134,000 in interest received on other interest-earning assets. The increase in interest income reflected a $11.9 million or 9.1% increase in the average balance of interest-earning assets to $143.1 million from $131.2 million. Partially offsetting the increase in average interest-earning assets was a 38 basis point decrease in the average yield on interest earning assets to 5.86% for the year ended March 31, 2004 from 6.24% for the year ended March 31, 2003 reflecting a decrease in market interest rates generally.

Interest income from loans increased $47,000 or 0.7% to $7.2 million for the year ended March 31, 2004 from $7.1 million for the year ended March 31, 2003. The average yield on loans declined 60 basis points to 6.73% for the year ended March 31. 2004 from 7.33% for the year ended March 31, 2003 reflecting a decrease in market interest rates generally. The effect of the decline was more than offset by a $9.3 million or 9.6% increase in the average balance of loans outstanding to $106.4 million for the year ended March 31, 2004 from $97.1 million for the year ended March 31, 2003. The increase in loans receivable occurred primarily in multi-family and commercial real estate loans, which increased by $7.0 million and $11.0 million, respectively during fiscal 2004.

Interest income from mortgage-backed securities increased $204,000 or 25.5% to $1.0 million for the year ended March 31, 2004 from $801,000 for the year ended March 31, 2003. The increase was due to an increase in average mortgage-backed securities of $8.1 million or 39.3% to $28.7 million for the year ended March 31, 2004 from $20.6 million for the year ended March 31, 2003, partially offset by a 38 basis point decrease in the average yield to 3.51% from 3.89%.

Interest income on investment securities increased $91,000 or 142.2% to $155,000 for the year ended March 31, 2004, from $64,000 for the year ended March 31, 2003. The increase in interest income on investment securities was due to an increase in the average balance of investment securities to $2.6 million from $1.0 million, partially offset by a decrease of 22 basis points in the average yield to 6.00% for the year ended March 31, 2004 from 6.22% in the previous year.

Interest income on other interest earning assets, consisting of cash and cash equivalents and Federal Home Loan Bank Stock, decreased $134,000 or 66.0% to $69,000 for the year ended March 31, 2004 from $203,000 for the prior fiscal year. The decrease reflects a decrease of $7.0 million in average other interest-earning assets to $5.5 million for the year ended March 31,2004 from $12.5 million as well as a decline in the average yield on other interest-earning assets to 1.26% from 1.62%.

Interest Expense. Total interest expense decreased by $330,000 or 13.3% to $2.2 million for the year ended March 31, 2004 from $2.5 million for the year ended March 31, 2003. The decrease in interest expense resulted from a decrease in the average cost of our interest bearing liabilities to 1.79% from 2.12% reflecting lower market interest rates during fiscal year 2004, which was partially offset by a $3.0 million increase in the average balance of interest-bearing liabilities to $119.9 million from $116.9 million.

Interest expense on deposits decreased $652,000 or 27.3% to $1.7 million for the year ended March 31, 2004 from $2.4 million for the year ended March 31, 2003. The average balance of certificates of deposit accounts decreased $5.8 million from $62.9 million for the year ended March 31, 2003 to $57.1 million for the year ended March 31, 2004, and the average cost of such accounts decreased to 2.35% from 2.96%. In addition, the average balance of transaction and savings deposits decreased $3.5 million or 6.8% to $48.0 million for the year ended March 31, 2004 from $51.5 million for the year ended March 31, 2003 and the average cost on such accounts declined 20 basis points to 0.83% from 1.03%.

Interest expense on advances and other borrowed funds increased $322,000 or 361.8% to $411,000 for the year ended March 31, 2004, from $89,000 for the year ended March 31, 2003. The increase reflects an increase in the average FHLB advances and other borrowed funds of $12.3 million to $14.8 million for the year ended March 31, 2004, from $2.5 million during the prior period partially offset by a decrease of 72 basis points in the average cost of such funds.

Net Interest Income. Net interest income increased $538,000 or 9.4% to $6.2 million for the year ended March 31, 2004 from $5.7 million for the year ended March 31, 2003. The increase primarily resulted from an increase of $11.9 million in interest earning assets, partially offset by a decrease in our net interest spread of 4 basis points to 4.07% from 4.11%. Net interest margin for the year ended March 31, 2004 increased 2 basis points to 4.36% from 4.34% in the prior fiscal year.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes is appropriate to absorb probable and reasonably estimable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made no provision for the year ended March 31, 2004 and a provision of $40,000 for the year ended March 31, 2003.

We used the same methodology and generally similar assumptions in assessing the adequacy of the allowance for both periods. The allowance for loan losses was $582,000 or 0.51% of loans outstanding at March 31, 2004 as compared with $484,000 or 0.48% of loans outstanding at March 31, 2003. During the year ended March 31, 2004, we recorded a $98,000 recovery of a previously charged off loan. The allowance for loan losses represented 606.25% of non-performing loans at March 31, 2004 and 381.10% of non-performing loans at March 31, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of March 31, 2004 is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Non-interest income increased $69,000 or 20.1% to $413,000 for the year ended March 31, 2004, as compared to $344,000 for the year ended March 31, 2003. Income from fees and service charges increased by $7,000 or 3.3% to $219,000 from $212,000. The increase was primarily attributed to an increase in checking account fees of $34,000, partially offset by decreases of $18,000 in loan prepayment penalties and other miscellaneous mortgage fees and $9,000 in net credit report and appraisal fees. Miscellaneous non-interest income increased $62,000 or 46.6% to $195,000 from $133,000 principally as a result of an increase of $61,000 from the bank’s investment in Bank Owned Life Insurance (BOLI), which was held for the entire fiscal year as compared to one quarter of the year in the prior fiscal period.

Non-Interest Expense. Non-interest expense for the year ended March 31, 2004 was $4.2 million compared to $3.9 million for the year ended March 31, 2003, an increase of $252,000 or 6.6%. The increase was primarily attributable to increases of $181,000 in salaries and employee benefits, $18,000 in directors’ compensation, $57,000 in occupancy expense, $87,000 in legal fees and $100,000 in miscellaneous expense, partially offset by a $191,000 decrease in equipment expense. The increase of $181,000 or 7.9% in salaries and employee benefits includes increases of $54,000 in salaries and bonuses, $21,000 in ESOP expenses and $106,000 in management recognition plan expenses for which there was no comparable expense in the prior year. The increase in directors’ compensation of $18,000 or 12.3% is primarily attributable to an increase in board and committee meeting fees during the year ended March 31, 2004. The increase in occupancy expenses of $57,000 or 54.8% is primarily attributable to a decrease in rental income of $41,000 and an increase of $16,000 in real estate taxes and depreciation on the Company’s office buildings. The $87,000 increase in legal fees resulted primarily from fees incurred in connection with the Company’s ongoing action against its former auditors. Miscellaneous expenses, which increased $100,000 or 15.1%, included in fiscal year 2004 a entire years costs for numerous expenses associated with being a public company such as preparation of the financial and business reports required to be filed with the regulatory agencies and provided to stockholders. Fiscal year 2003 included approximately one-half of the annual costs for these expenses since the company converted to stock ownership in October 2002. Miscellaneous expense also consists of telephone, postage, office supply and various other non-classifiable operating expenses. The decrease in equipment expense of $191,000 or 33.7% primarily reflects a net reduction of $217,000 in expenses related to the conversion to a new data service provider, which occurred in fiscal year 2003, partially offset by an increase of $25,000 in depreciation expense on furniture, fixtures and equipment.

Provision for Income taxes. The provision for income taxes for the year ended March 31, 2004 increased to $1.1 million from $895,000 for the year ended March 31, 2003. The increase in the provision for income taxes is primarily due to our higher level of income before taxes of $2.5 million for the year ended March 31, 2004 compared with $2.1 million in the prior period.

Average Balance Sheet

The following tables present for the periods indicated the total dollar amount of interest income on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are derived from daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

Years Ended March 31,
At March 31, 2004	2004	2003
Actual Balance	Yield/ Rate	Average Outstainding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate
(Dollars in thousands)
Interest-earning assets:
Loan receivable (1)	$113,059	6.38%	$106,372	$7,161	6.73%	$97,070	$7,114	7.33%
Mortgage-backed securities (2)	31,779	3.97%	28,671	1,005	3.51%	20,608	801	3.89%
Investment securities (2)	4,349	6.02%	2,583	155	6.00%	1,029	64	6.22%
Other interest earnings assets (3)	3,444	0.83%	5,496	69	1.26%	12,504	203	1.62%
Total interest-earning assets	$152,631	5.79%	$143,122	$8,390	5.86%	$131,211	$8,182	6.23%
Non-interest earning assets	7,372	7,600	4,597
Total assets	$160,003	$150,722	$135,808
Interest-bearing liabilities:
Interest-bearing deposits:
NOW and money market accounts	$27,622	0.88%	$25,454	$231	0.91%	$29,751	$228	0.77%
Savings and club accounts	21,895	0.75%	22,582	168	0.74%	21,756	303	1.39%
Certificates of Deposit	55,916	2.20%	57,145	1,341	2.35%	62,881	1,861	2.96%
Advances and other borrowed funds (4)	24,145	2.45%	14,761	411	2.78%	2,545	89	3.50%
Total interest-bearing liabilities	$129,578	1.72%	$119,942	$2,151	1.79%	$116,933	$2,481	2.12%
Non-interest bearing deposits	2,428	2,293	2,499
Non-interest bearing liabilities	1,766	2,613	2,094
Total liabilities	$133,772	$124,848	$121,526
Retained earnings	26,231	25,874	14,282
Total liabilities and retained earnings	$160,003	$150,722	$135,808
Net interest income/interest rate spread	4.07%	$6,239	4.07%	$5,701	4.11%
Net interest earning assets/net yield on interest-bearing assets	$23,053	$23,180	4.36%	$14,278	4.34%
Ratio of average interest-bearing assets to average interest-bearing liabilities	1.18	x	1.19	x	1.12	x

(1)	Net of allowance for loan loss and net deferred fees and costs.

(2)	Amounts shown are at amortized cost.

(3)	Includes stock in the FHLB of New York.

(4)	Includes mortgage escrow funds.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to changes in outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume(i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended March 31,
	2004 vs. 2003
	Increase/(Decrease) Due to
	Volume	Rate	Total Increase (Decrease)
	(In Thousands)
Interest-earning assets:
Loan receivable	$685	$(638)	$47
Mortgage-backed securities	313	(109)	204
Investment securities	97	(6)	91
Other interest earnings assets	(114)	(20)	(134)
Total interest-earning assets	$981	$(773)	$208
Interest-bearing liabilities:
Transaction	$(33)	$36	$3
Savings	11	(147)	(136)
Certificate accounts	(170)	(349)	(518)
Borrowings	428	(106)	321
Total interest-bearing liabilities	$236	$(566)	$(330)
Net interest income	$745	$(207)	$538

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing the risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review our asset/liability policies and interest rate risk position. We have sought to manage our interest rate risk by more closely matching the maturities of our interest rate sensitive assets and liabilities. In particular, we offer one, three, and five year adjustable rate mortgage loans, a loan product that has a fixed rate of interest for seven years and which adjusts annually thereafter, and three and five year balloon loans. We also invest in mortgage-backed securities which reprice within one and three years. We do not solicit high-rate jumbo certificates of deposit or brokered funds.

Net Portfolio Value. In past years, many savings associations have measured interest rate sensitivity by computing the “gap” between the assets and liabilities which are expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the Office of Thrift Supervision. However, the Office of Thrift Supervision now requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, we did not receive a NPV calculation for an interest rate decrease of greater than 100 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of March 31, 2004, the latest date for which the Office of Thrift Supervision has provided the Bank with an interest rate sensitivity report of net portfolio value, the estimated changes in our net portfolio value that would result form the designated instantaneous changes in the United States Treasury yield curve.

Net Portfolio Value				Net Portfolio Value as a % of Present Value of Assets/Liabilities
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent	NPV Ratio	Change
	(Dollars in Thousands)
+300	$21,060	$(6,474)	(24)%	13.54%	(314	) basis points
+200	23,416	(4,118)	(15)	14.74	(194	) basis points
+100	25,647	(1,887)	(7)	15.82	(86	) basis points
0	27,534	—	—	16.68		– basis points
–100	28,668	1,135	+4	17.13	+45	basis points

The table above indicates that at March 31, 2004, in the event of a 100 basis point decrease in interest rates, we would experience a 4% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 15% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity and Capital Resources

Liquidity. The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations and deposit withdrawals, to satisfy other financial commitments, and to take advantage of investment opportunities. The Bank invests excess funds in overnight deposits and other short-term interest-bearing assets to provide liquidity to meet these needs. At March 31, 2004, cash and cash equivalents totaled $3.6 million. At March 31, 2004, the Bank had commitments to fund loans of $3.9 million. At March 31, 2004, certificates of deposit represented 53.0% of total deposits. The Bank expects to retain these deposit accounts. In addition, the Bank could borrow up to $24.8 million from the FHLB without providing additional collateral. The Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Capital Resources. The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies.

The following table summarizes the Bank’s regulatory capital requirements versus actual capital as of March 31, 2004:

	ACTUAL		REQUIRED		EXCESS
(Dollars in thousands)	AMOUNT	%	AMOUNT	%	AMOUNT	%
Core capital (to adjusted total assets)	$18.8	12.0%	$6.3	4.0%	$12.5	8.0%

Risk-based capital To (risk-weighted assets)	$19.3	21.3%	$7.3	8.0%	$12.0	13.3%

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of Atlantic Liberty Financial Corp. and Subsidiary have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The company intends such forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Reform Act of 1995 as amended and is including these statements for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse affect on the operation and future prospects of the Company and its wholly-owned subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; legislative/regulatory provision; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or investment portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company’s market area; and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the company’s filings with the Securities and Exchange Commission.

[This Page Intentionally Left Blank]

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Stockholders
Atlantic Liberty Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Atlantic Liberty Financial Corp. (the “Company”) and Subsidiary as of March 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Liberty Financial Corp. and Subsidiary as of March 31, 2004 and 2003, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Pine Brook, New Jersey
April 26, 2004

55 US Highway 46 East, Post Office Box 676, Pine Brook, NJ 07058-0676
Voice: 973-575-9696        Fax: 973-575-9695
Internet: www.radics.com

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		March 31,
	Notes	2004	2003
Assets
Cash and amounts due from depository institutions		$1,275,674	$1,772,974
Interest-bearing deposits		2,284,204	4,463,519
Cash and cash equivalents	1 and 14	3,559,878	6,236,493
Investment securities:	1, 3 and 14
Available for sale		2,332,370	—
Held to maturity		2,016,272	1,024,353
Mortgage-backed securities:	1, 4 and 14
Available for sale		1,088,357	1,702,564
Held to maturity		30,690,870	21,001,491
Loans receivable	1, 5, 9 and 14	113,058,535	100,655,223
Investment in real estate		78,468	78,468
Premises and equipment	1 and 7	1,512,798	1,615,933
Federal Home Loan Bank stock	9	1,160,000	902,400
Interest receivable	1, 6 and 14	721,824	672,220
Deferred tax asset	1 and 11	370,100	306,901
Other assets	1 and 10	3,413,330	2,999,493
Total assets		$160,002,802	$137,195,539

Liabilities and stockholders’ equity

Liabilities
Deposits	8 and 14	$107,861,276	$107,515,148
Advances from Federal Home Loan Bank of New York	9 and 14	23,200,000	1,600,000
Borrowers escrow for taxes and insurance		944,908	886,080
Other liabilities		1,765,821	2,103,727
Total liabilities		133,772,005	112,104,955

Commitments and contingencies	13 and 14	—	—

Stockholders’ equity:	2, 10, 11 and 12
Preferred stock; $0.10 par value; 500,000 shares authorized; none issued and outstanding		—	—
Common stock; $0.10 par value; 6,000,000 shares authorized; shares issued 1,710,984; shares outstanding — 1,691,584 (2004) and 1,710,984 (2003)		171,098	171,098
Additional paid-in capital		16,365,898	16,141,335
Retained earnings-substantially restricted		11,114,813	9,975,842
Unearned ESOP shares		(1,060,811)	(1,197,691)
Accumulated other comprehensive income		23,898	—
Treasury stock, at cost; 19,400 shares (2004)		(384,099)	—
Total stockholders’ equity		26,230,797	25,090,584
Total liabilities and stockholders’ equity		$160,002,802	$137,195,539

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended March 31,
	Notes	2004	2003
Interest income:
Loans	1 and 5	$7,160,925	$7,113,723
Mortgage-backed securities	1	1,004,684	800,769
Investment securities	1	155,278	64,420
Other interest-earning assets		68,900	203,047
Total interest income		8,389,787	8,181,959
Interest expense:
Deposits	8	1,739,530	2,391,621
Advances		397,717	80,654
Escrow		13,393	8,312
Total interest expense		2,150,640	2,480,587
Net interest income		6,239,147	5,701,372
Provision for loan losses	1 and 5	—	40,000
Net interest income after provision for loan losses		6,239,147	5,661,372
Non-interest income:
Fees and service charges		219,471	211,776
Miscellaneous		194,485	132,647
Total non-interest income		413,956	344,423
Non-interest expenses:
Salaries and employee benefits	10	2,480,496	2,299,610
Directors’ compensation		163,233	145,638
Occupancy expenses, net	1	161,097	103,821
Equipment	1	374,821	565,887
Advertising		35,546	34,277
Federal insurance premium		17,873	19,099
Legal fees		179,889	93,217
Miscellaneous		762,757	662,565
Total non-interest expenses		4,175,712	3,924,114
Income before income taxes		2,477,391	2,081,681
Income taxes	1 and 11	1,094,092	895,004
Net income		$1,383,299	$1,186,677
Net income per common share:	1
Basic		$0.87	$0.75
Diluted		$0.86	$0.75
Weighted average number of common shares outstanding:	1
Basic		1,595,947	1,577,808
Diluted		1,600,424	1,577,808

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings – Substantially Restricted	Unearned ESOP Shares	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance — March 31, 2002	$—	$—	$8,789,165	$—	$—	$—	$8,789,165
Net income	—	—	1,186,677	—	—	—	1,186,677
Sale of common stock	171,098	16,078,096	—	—	—	—	16,249,194
Common stock acquired by ESOP	—	—	—	(1,368,790)	—	—	(1,368,790)
ESOP shares committed to be released	—	63,239	—	171,099	—	—	234,338
Balance — March 31, 2003	171,098	16,141,335	9,975,842	(1,197,691)	—	—	25,090,584
Net income	—	—	1,383,299	—	—	—	1,383,299
Unrealized gain on securities available for sale	—	—	—	—	23,898	—	23,898
Comprehensive income							1,407,197
Cash dividends	—	—	(244,328)	—	—	—	(244,328)
ESOP shares committed to be released	—	119,051	—	136,880	—	—	255,931
Amortization of unearned MRP shares	—	105,512	—	—	—	—	105,512
Treasury stock, at cost	—	—	—	—	—	(384,099)	(384,099)
Balance — March 31, 2004	$171,098	$16,365,898	$11,114,813	$(1,060,811)	$23,898	$(384,099)	$26,230,797

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$1,383,299	$1,186,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	165,201	148,507
Accretion of deferred fees, premiums and discounts, net	148,939	147,109
Provision for loan losses	—	40,000
Deferred income taxes	(63,199)	(2,628)
(Increase) decrease in interest receivable	(49,604)	25,275
Increase in other assets	(413,837)	(1,878,163)
(Decrease) increase in other liabilities	(337,906)	808,065
Amortization of cost of stock contributed to MRP	105,512	—
ESOP shares committed to be released	255,931	234,338
Net cash provided by operating activities	1,194,336	709,180
Cash flows from investing activities:
Purchases of:
Mortgage-backed securities available for sale	—	(1,712,013)
Investments securities available for sale	(2,300,000)	—
Investment securities held to maturity	(1,000,000)	—
Mortgage-backed securities held to maturity	(19,653,928)	(15,609,710)
Loans	(8,357,288)	—
Proceeds from calls, maturities and principal repayments on:
Mortgage-backed securities available for sale	592,916	9,256
Investment securities held to maturity	—	—
Mortgage-backed securities held to maturity	9,768,693	10,161,995
Net change in loans receivable	(3,978,207)	(7,774,270)
Additions to premises and equipment	(62,066)	(411,596)
Purchase of Federal Home Loan Bank of New York stock	(277,600)	—
Redemption of Federal Home Loan Bank of New York stock	20,000	—
Net cash (used in) investing activities	(25,247,480)	(15,336,338)
Cash flows from financing activities:
Net increase (decrease) in deposits	346,128	(3,475,037)
Advances from Federal Home Loan Bank of New York	22,000,000	—
Repayment of advances from Federal Home Loan Bank of New York	(400,000)	(400,000)
Net increase (decrease) in borrowers escrow for taxes and insurance	58,828	(82,564)
Proceeds from sale of common stock, net of ESOP shares	—	14,880,404
Cash dividends	(244,328)	—
Purchase of treasury stock	(384,099)	—
Net cash provided by financing activities	21,376,529	10,922,803
Net (decrease) in cash and cash equivalents	(2,676,615)	(3,704,355)
Cash and cash equivalents — beginning	6,236,493	9,940,848
Cash and cash equivalents — ending	$3,559,878	$6,236,493
Supplemental information:
Cash paid during the period for:
Interest on deposits and borrowings	$2,109,841	$2,477,405
Income taxes	$1,176,249	$1,013,935

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Atlantic Liberty Savings, F.A. (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank’s principal business consists of attracting retail deposits from the general public in the areas surrounding its two locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, multi-family and commercial real estate loans, mortgage related securities and various other securities. One-to four-family residential real estate in the Bank’s market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from the interest on loans, securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits and principal and interest payments on loans and securities.

The Bank’s lending areas is concentrated in the neighborhoods surrounding the Bank’s office locations in Brooklyn, New York. Most of the deposit customers are residents of the greater New York metropolitan area.

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the assessment of prepayment risk associated with mortgage-backed securities and the amount of deferred taxes which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized and that all deferred taxes are more likely than not to be realized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the Bank’s market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and cash equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks with original maturities of three months or less.

Securities

Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, if applicable, reported in the accumulated other comprehensive income component of stockholders’ equity.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Premiums and discounts on all securities are amortized or accreted to income using the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Loans receivable

Loans receivable is stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees. Interest is calculated by the use of the actuarial method.

Recognition of interest income is discontinued and existing accrued interest receivable reversed on loans that are more than ninety days delinquent or where management, through its loan review process, feels such interest is uncollectible. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Loan origination fees and certain direct loan origination costs are deferred and accreted to income as an adjustment of yield over the contractual lives of the related loans by use of the interest method.

Allowance for loan losses

An allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment. The allowance is increased through provisions charged against current earnings and recoveries of previously charged off loans. Loans which are determined to be uncollectible are charged against the allowance. Although management believes that specific and general loan loss allowances are established to absorb losses which are probable and reasonably estimable, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

Concentration of risk

The Bank’s lending activities are concentrated in loans secured by real estate primarily located in the State of New York. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the state.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Premises and equipment

Premises and equipment are comprised of land, at cost, and buildings and improvements and furnishings and equipment, at cost, less accumulated depreciation. Depreciation charges are computed on the straight-line method over the following estimated useful lives:

Buildings and improvements	30 years
Furnishings and equipment	3 to 5 years

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Income taxes

The Company and the Bank file consolidated federal income tax returns. Federal income taxes are allocated to the Company and the Bank based upon the contribution of their respective income or loss to the consolidated return. The Company and the Bank file separate state and city income tax returns.

Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which more likely than not will not be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets.

Interest rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and, to a lesser extent, to purchase investment and mortgage-backed securities. The potential for interest-rate risk exists as a result of the shorter duration of interest-sensitive liabilities compared to the longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of interest sensitive assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Stock-based Compensation Plans

The Company, under a plan approved by its stockholders in 2003, has granted stock options to employees and outside directors. See note 10 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provided information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended (“SFAS” No. 123), to all option grants for the year ended March 31, 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Net income as reported		$1,383,299

Remove:	Total stock-based compensation expense, net of income taxes, included in reported net income	—

Include:	Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if the fair value method had been applied to all grants	(158,034)

Pro forma net income		$1,225,265

Net income per common share, as reported:
Basic		$0.87
Diluted		$0.86

Pro forma net income per common share:
Basic		$0.77
Diluted		$0.77

Net income per common share

Basic net income per common share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method. For the year ended March 31, 2003, per share amounts were calculated based upon income for the entire year, although the Company converted to stock form on October 22, 2002, and the weighted average number of shares outstanding since October 22, 2002, as if such shares were outstanding during the entire year.

Reclassification

Certain amounts reported in prior years’ consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholders’ equity of the prior years.

2. STOCK CONVERSION

On April 17, 2002, the Board of Directors of the Bank adopted a Plan of Conversion (“Plan”) under which Atlantic Liberty Savings, F.A. converted from a federal mutual savings and loan association to a federal stock savings and loan association, and formed the Company. The Plan was approved by the Office of Thrift Supervision (“OTS”) and by the association members at a Special Meeting of Members held on October 4, 2002.

On October 22, 2002, the Company sold 1,710,984 shares of commons tock at $10 per share and received net proceeds of $14.8 million, exclusive of conversion expenses of $861,000 and $1.4 million to fund the purchase of shares for the Employee stock Ownership Plan (the “ESOP”). Approximately 50% of the net proceeds were used by the Company to acquire all of the capital stock of the Bank.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total retained earnings as of March 31, 2002. The liquidation account is maintained by the Bank for the benefit of eligible account holders as of March 31, 2002, and supplemental eligible account holders as of June 30, 2002, who continue to maintain deposit accounts at the Bank after the conversion. The Bank will maintain the liquidation account in accordance with applicable federal regulations.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

3. INVESTMENT SECURITIES

Available for sale:

	March 31, 2004
		Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
U.S. Government Agencies:
Due after five years through ten years	$2,000,000	$42,870	$—	$2,042,870

Corporate Bonds:
Due after ten years	300,000	—	10,500	289,500
	$2,300,000	$42,870	$10,500	$2,332,370

Held to maturity:

	March 31, 2004
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Corporate bonds:
Due after one year through five years	$1,016,272	$2,848	$—	$1,019,120

U.S. Government (including agencies):
Due after five years through ten years	1,000,000	84,540	—	1,084,540
	$2,016,272	$87,388	$—	$2,103,660

	March 31, 2003
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Corporate bonds:
Due after one year through five years	$1,024,353	$47,102	$—	$1,071,455

There were no sales of investment securities during the years ended March 31, 2004 and 2003.

4. MORTGAGE-BACKED SECURITIES

Available for sale

	March 31, 2004
		Gross Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Federal Home Loan Mortgage Corporation:
Due after ten years	$1,096,829	$—	$8,472	$1,088,357

	March 31, 2003
		Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Federal Home Loan Mortgage Corporation:
Due after ten years	$1,702,564	$—	$—	$1,702,564

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

4. MORTGAGE-BACKED SECURITIES (Cont’d.)

Held to maturity

	March 31, 2004
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Government National Mortgage Association	$2,737,455	$13,324	$10,102	$2,740,678
Federal Home Loan Mortgage Corporation	2,782,763	41,679	7,783	2,816,658
Federal National Mortgage Association	25,111,181	642,040	11,412	25,741,809
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corporation	59,471	54	—	59,525
	$30,690,870	$697,097	$29,297	$31,358,670

	March 31, 2003
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Government National Mortgage Association	$4,810,879	$59,700	$—	$4,870,579
Federal Home Loan Mortgage Corporation	6,112,127	116,054	2,171	6,226,010
Federal National Mortgage Association	9,945,608	132,101	19,684	10,058,025
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corporation	132,877	680	19	133,538
	$21,001,491	$308,535	$21,874	$21,288,152

Contractual maturity data for mortgage-backed securities held to maturity is as follows (in thousands):

	March 31,
	2004		2003
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$4	$5	$8	$9
Due after five years through ten years	—	—	31	31
Due after ten years	30,687	31,354	20,962	21,248
	$30,691	$31,359	$21,001	$21,288

The amortized costs and carrying values are shown above by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

There were no sales of mortgage-backed securities during the years ended March 31, 2004 and 2003.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

5. LOANS RECEIVABLE

	March 31,
	2004	2003
Real estate mortgage:
One-to-four family	$62,500,496	$68,057,279
Multi-family	21,831,067	14,859,763
Commercial and land	28,790,666	17,817,647
	113,122,229	100,734,689
Consumer:
Home equity loans	721,846	533,517
Unsecured	6,569	21,541
	728,415	555,058
Total loans	113,850,644	101,289,747
Less:
Allowance for loan losses	581,882	483,882
Net deferred loan fees	210,227	150,642
	792,109	634,524
	$113,058,535	$100,655,223

At March 31, 2004 and 2003, loans for which the accrual of interest had been discontinued totaled approximately $96,000 and $127,000, respectively. During both the years ended March 31, 2004 and 2003, the Bank recognized interest income of approximately $2,000, respectively, on these loans. Interest income that would have been recorded, had the loans been performing in accordance with their original terms, amounted to approximately $5,000 and $6,000, respectively, for the years ended March 31, 2004 and 2003.

The Bank has granted loans to certain of its officers and managers and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity in such loans is as follows:

	Year Ended March 31,
	2004	2003
	(In Thousands)
Balance — beginning	$2,078	$780
Newly associated	—	1,087
New loans	253	915
Repayments	(782)	(704)
Balance — ending	$1,549	$2,078

The following is an analysis of the allowance for loan losses:

	Year Ended March 31,
	2004	2003
Balance — beginning	$483,882	$435,104
Provision charged to operations	—	40,000
Loan recoveries	98,000	8,778
Balance — ending	$581,882	$483,882

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

5. LOANS RECEIVABLE (Cont’d.)

There were no impaired loans at March 31, 2004 and 2003, and during the year ended March 31, 2004. For the year ended March 31, 2003, the average recorded investment in impaired loans totaled $613,000. Cash basis interest income of approximately $124,000 for the year ended March 31, 2003, was recognized on such loans during the time such loans were impaired.

6. INTEREST RECEIVABLE

	March 31,
	2004	2003
Loans, net of allowance for uncollected interest of $5,079 (2004) and $1,354 (2003)	$538,900	$513,507
Mortgage-backed securities	125,915	132,562
Investment securities	57,009	26,151
	$721,824	$672,220

7. PREMISES AND EQUIPMENT

	March 31,
	2004	2003
Land	$400,000	$400,000
Buildings and improvements	2,308,574	2,250,470
Furnishings and equipment	604,852	600,891
	3,313,426	3,251,361
Less accumulated depreciation	1,800,628	1,635,428
	$1,512,798	$1,615,933

8. DEPOSITS

	March 31,
	2004			2003
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:
Non-interest bearing	0.00%	$2,434,330	2.26%	0.00%	$2,025,682	1.89%
Interest bearing	0.25%	6,350,389	5.88%	0.25%	6,602,689	6.14%
Regular savings	0.75%	21,895,509	20.30%	0.75%	22,473,207	20.90%
Money Market	1.15%	21,264,938	19.72%	1.10%	17,873,494	16.62%
Certificates of deposit	2.20%	55,916,110	51.84%	2.60%	58,540,076	54.45%
Total deposits	1.53%	$107,861,276	100.00%	1.77%	$107,515,148	100.00%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

8. DEPOSITS (Cont’d.)

A summary of certificates of deposit by maturity follows (in thousands):

	March 31,
	2004	2003
One year or less	$33,544	$39,220
After one to two years	7,942	6,933
After two to three years	5,427	2,938
After three years	9,003	9,449
	$55,916	$58,540

Interest expense on deposits consists of the following:

	Year Ended March 31,
	2004	2003
Demand deposits	$15,247	$29,242
Savings and money market	383,654	501,677
Certificates of deposit	1,347,646	1,874,913
	1,746,547	2,405,832
Early withdrawal penalties	(7,017)	(14,211)
	$1,739,530	$2,391,621

At March 31, 2004 and 2003, time deposits with denominations of $100,000 or more amounted to approximately $12,000,000 and $11,367,000, respectively. Deposits in excess of $100,000 are not federally insured.

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK (“FHLB”)

		March 31,
Maturity	Interest Rate	2004	2003
September 2, 2003	4.15%	$—	$400,000
August 23, 2004	1.50%	4,000,000	—
August 30, 2004	4.63%	600,000	600,000
November 19, 2004	1.48%	2,000,000	—
August 22, 2005	2.31%	4,000,000	—
August 30, 2005	4.94%	300,000	300,000
November 19, 2005	2.21%	2,000,000	—
August 21, 2006	3.02%	4,000,000	—
August 30, 2006	5.16%	300,000	300,000
August 21, 2007	3.59%	6,000,000	—
		$23,200,000	$1,600,000

At March 31, 2004 and 2003, the advances are secured by FHLB stock in the amount of $1,160,000 and $902,400, respectively, and a blanket assignment of qualifying loans.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10. BENEFIT PLANS

Pension Plan

The Bank has a non-contributory pension plan covering all eligible employees. The plan is a defined benefit plan which provides benefits based on a participant’s years of service and compensation. The Bank’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), a no loan series open-ended mutual fund. The investment funds include four equity mutual funds and two bond mutual funds, each with its own investment objectives, investment strategies and risks, as detailed in the Trust’s prospectus. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”).

The long-term investment objective is to be invested 65% in equity securities (equity mutual funds) and 35% in debt securities (bond mutual funds). If the plan is underfunded under the Guidelines, the bond fund portion will be temporarily increased to 50% in order to lessen asset value volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target (i.e., a 10% target range).

The investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk/volatility is further managed by the distinct investment objectives of ach of the Trust funds and the diversification within each fund.

The plan’s weighted-average asset allocations by asset category are as follows:

	Plan Assets at January 1,
	2004	2003
Equity securities	69%	62%
Debt securities (Bond Mutual Funds)	31%	38%
Total	100%	100%

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan’ target allocation, the expected rate of return is determined to be 9.0% which is roughly the midpoint of the range of expected return.

For the fiscal year ending March 31, 2005, the Bank expects to contribute approximately $157,000 to the Plan.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10. BENEFIT PLANS (Cont’d.)

The following table sets forth the plan’s funded status:

	March 31,
	2004	2003
Change in Benefit Obligation
Benefit obligation — beginning	$1,240,189	$953,697
Service cost	137,697	113,808
Interest cost	85,402	68,533
Actuarial loss	53,129	92,101
Settlements and plan amendments	(42,963)	12,050
Benefit obligation — ending	$1,473,454	$1,240,189
Change in Plan Assets
Fair value of assets — beginning	$1,101,035	$1,313,461
Actual gain (loss) on plan assets	205,041	(211,870)
Employee contributions	170,687	—-
Settlements	(42,963)	(556)
Fair value of assets — ending	$1,433,800	$1,101,035
Reconciliation of Funded Status
Accumulated benefit obligation	$(1,141,480)	$(902,121)
Projected benefit obligation	$(1,473,454)	$(1,240,189)
Fair value of assets	1,433,800	1,101,035
Funded status	(39,654)	(139,154)
Unrecognized transition (asset)	—	(7,706)
Unrecognized loss	454,049	549,189
Unrecognized past service liability	92,444	105,532
Prepaid expense included in other assets	$506,839	$507,861
Valuation assumptions:
Discount rate	6.375%	6.500%
Salary increase rate	3.500%	4.000%

	Year Ended March 31,
	2004	2003
Net Periodic Pension Expense
Service cost	$137,697	$113,808
Interest cost	85,402	68,533
Expected return on assets	(105,005)	(118,211)
Amortization of:
Unrecognized past service liability	13,088	13,088
Unrecognized transition (asset)	(7,706)	(7,705)
Unrecognized loss	48,233	908
Total pension expense included in salaries and employee benefits	$171,709	$70,421
Valuation Assumptions
Discount rate	6.50%	7.00%
Long term rate	9.00%	9.00%
Salary increase rate	4.00%	4.25%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10. BENEFIT PLANS (Cont’d.)

Savings and Investment Plan

The Bank sponsors a savings and investment plan, pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 10% of their compensation of which the Bank will match 100% of employees contribution up to 6% of eligible compensation. The plan expense, which is included in salaries and employee benefits, amounted to approximately $62,000 and $63,000 for the years ended March 31, 2004 and 2003, respectively.

Officers’ supplemental pension plan

Effective October 17, 1995, the Bank adopted a non-qualified supplemental pension plan to provide a supplemental pension benefit to the Bank’s deceased former Chief Executive Officer (the “Officer”). The plan provides for payments to be made in the amount of $20,000 per year, adjusted by the consumer price index, for fifteen years commencing with the Officer attaining age sixty-five and commencing upon retirement or date of death. Such benefit is paid to the Officer’s designated beneficiaries. Effective April 1, 1996, the Bank began making payments to the beneficiaries and has accrued $98,000 and $111,000 as of March 31, 2004 and 2003, respectively, towards this liability. Expense recorded for this plan totalled approximately $7,000 during both the years ended March 31, 2004 and 2003.

ESOP

Effective upon the consummation of the Bank’s reorganization, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $1,368,790 in proceeds from a term loan obtained from the Company to purchase 136,879 shares of the Company’s common stock in the open market. The term loan principal is payable over ten equal annual installments through September 30, 2012. Interest on the term loan is at the prime rate. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 “Accounting for Employee Stock Ownership Plans”, which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, compensation expense equal to the current market value of the shares is recorded, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $256,000 and $234,000 for the years ended March 31, 2004 and 2003.

The ESOP shares are summarized as follows:

	March 31,
	2004	2003
Allocated shares	26,924	17,110
Shares committed to be released	3,874	—
Unreleased shares	105,629	119,769
Total ESOP shares	136,427	136,879
Fair value of unreleased shares	$2,042,865	$1,792,942

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10. BENEFIT PLANS (Cont’d.)

2003 Incentive Stock Benefit Plan (the “Stock Benefit Plan”)

In December, 2003, the Company’s stockholders approved, and the Company implemented, the Stock Benefit Plan. Under the Stock Benefit Plan, employees of the Company and its subsidiary may be awarded shares of Company common stock (the “Stock Awards”) and issued options to purchase shares of Company common stock (the “Stock Options”) covering up to 256,648 shares in the aggregate.

Stock Awards

Stock Awards under the Stock Benefit Plan are granted in the form of Company common stock, which are held by a Plan trustee, and vest over a period of five years (20% annually from the date of grant). The Stock Awards become fully vested upon the death or disability of the holder. On December 8, 2003, the Company awarded 85,550 shares of its common stock. At March 31, 2004, none of the Stock Awards were vested. During the year ended March 31, 2004, approximately $105,500 in expense related to the Stock Awards was recorded. The amount of expense recorded for the Stock Awards is based upon the number of shares awarded, the market price of the Company’s common stock at the grant date ($18.50 per share) and the period over which the Stock Awards are earned (60 months).

Stock Options

Stock Options granted under the Stock Benefit Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing on December 8, 2003. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

On December 8, 2003, options to purchase 171,098 shares of Company common stock were granted, which include non-incentive stock options to directors and incentive stock options to officers and employees. The options granted, none of which were exercised or forfeited during the year ended March 31, 2004, are summarized as follows:

Shares
Non-Incentive	Incentive	Total	Exercisable	Exercise Price	Weighted Average Exercise Price
46,196	124,902	171,098	34,220	$18.50	$18.50

At March 31, 2004, 34,220 options were exercisable.

The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during 2004, which have an exercise price equal to the market price of the Company’s common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

Weighted average grant-date fair value per share	$6.40
Expected common stock dividend yield	1.08%
Expected volatility	29.74%
Expected option life	7.0 years
Risk-free interest rate	3.81%

11. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and therefore, must calculate its tax bad debt deduction using either the experience method or the specific charge off method. Retained earnings at March 31, 2004, includes approximately $1.3 million of pre-1988 (base year) bad debt allowance for which federal income taxes have not been provided. In addition, deferred New York State and New York City taxes

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

11. INCOME TAXES (Cont’d.)

have not been provided on bad debt allowances in the amount of $2.3 million and $2.4 million, respectively. If such amounts are used for purposes other than to absorb bad debts, including distributions in liquidation, their will be subject to income taxes at the then current rates.

The components of income tax expense are summarized as follows:

	Year Ended March 31,
	2004	2003
Current income tax expense:
Federal	$794,568	$630,764
State and city	362,723	266,868
	1,157,291	897,632
Deferred income tax (benefit):
Federal	(39,854)	(1,572)
State and city	(23,345)	(1,056)
	(63,199)	(2,628)
	$1,094,092	$895,004

The components of the net deferred income tax asset are as follows:

	March 31,
	2004	2003
Deferred income tax assets:
Deferred compensation	$245,363	$272,494
Deferred loan fees	1,778	29,348
Allowance for loan losses	254,257	215,592
Uncollected interest	2,219	603
Officers supplemental pension	42,822	49,456
Accrued bonus	88,373	32,079
	634,812	599,572
Deferred income tax liabilities:
Prepaid pension	(221,467)	(226,275)
Depreciation	(43,245)	(66,396)
	(264,712)	(292,671)
Net deferred income tax asset	$370,100	$306,901

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended March 31,
	2004	2003
Federal income tax expense	$842,313	$707,772
Increases in taxes resulting from:
New York state and city income tax, net of federal income tax effect	223,989	175,436
Other items, net	27,790	11,796
Effective income tax expense	$1,094,092	$895,004
Effective income tax rate	44.16%	42.99%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank’s capital levels at the dates presented:

	March 31,
	2004	2003
	(In Thousands)
GAAP capital (core and tangible capital)	$18,775	$16,965
Add: general valuation allowance	582	484
Less: investment in real estate	(78)	(78)
Total regulatory capital	$19,279	$17,371

	As of March 31, 2004
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital (to risk-weighted assets)	$19,279	21.26%	$7,254	8.00%	$9,068	10.00%
Tier 1 Capital (to risk-weighted assets)	$18,775	20.70%	—	—	$5,441	6.00%
Core (Tier 1) Capital (to adjusted total assets)	$18,775	11.99%	$6,263	4.00%	$7,828	5.00%
Tangible Capital (to adjusted total assets)	$18,775	11.99%	$2,348	1.50%	—	—

	As of March 31, 2003
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital (to risk-weighted assets)	$17,371	23.89%	$5,816	8.00%	$7,270	10.00%
Tier 1 Capital (to risk-weighted assets)	$16,965	23.34%	—	—	$4,362	6.00%
Core (Tier 1) Capital (to adjusted total assets)	$16,965	12.52%	$5,421	4.00%	$6,776	5.00%
Tangible Capital (to adjusted total assets)	$16,965	12.52%	$2,033	1.50%	—	—

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

12. REGULATORY CAPITAL (Cont’d.)

As of June 30, 2003, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

13. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These commitments include commitments to originate loans and purchase securities. These financial instruments primarily include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statements of financial condition.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate and income-producing commercial properties.

Commitments to purchase securities are contacts for delayed delivery of securities in which seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from possible inability of counterparties to meet the terms of their contracts and from movement in securities values and interest rates.

The Bank had the following commitments outstanding:

	March 31,
	2004	2003
To originate loans	$8,434,000	$5,646,000

At March 31, 2004, of the $8,434,000 in outstanding commitments to originate loans, $2,250,000 were for fixed rate loans with rates ranging from 5.75% to 7.00%, $1,668,000 were for adjustable rate loans with initial rates ranging from 3.75% to 7.00%, $3,116,000 were for fixed rate participation loans with rates ranging from 7.00% to 7.50% and $1,400,000 was for an adjustable rate participation loan with an initial rate of 7.00%.

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and the Bank are parties to various litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or results of operations of the Company.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used by management for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. Fair value estimates, methods and assumptions are set forth below.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d.)

Cash and cash equivalents and interest receivable

The carrying amounts for cash and cash equivalents and interest receivable approximate fair value because they mature in three months or less.

Securities

The fair value of securities, both available for sale and held to maturity, are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

Loans receivable

Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Deposits

The fair value of demand and savings deposit accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flow using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Advances from Federal Home Loan Bank of New York

The fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments

The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.

	March 31,
	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets
Cash and cash equivalents	$3,560	$3,560	$6,236	$6,236
Investment securities available for sale	2,332	2,332	—	—
Mortgage-backed securities available for sale	1,088	1,088	1,703	1,703
Investment securities held to maturity	2,016	2,104	1,024	1,071
Mortgage-backed securities held to maturity	30,691	31,359	21,001	21,288
Loans receivable	113,059	116,474	100,655	103,291
Interest receivable	722	722	672	672
Financial liabilities
Deposits	107,861	108,752	107,515	108,316
Advances	23,200	23,599	1,600	1,682
Commitments
To originate loans	8,434	8,434	5,646	5,646

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d.)

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

15. PARENT ONLY FINANCIAL INFORMATION

The following are condensed financial statements for Atlantic Liberty Financial Corp. (Parent company only).

STATEMENTS OF CONDITION

	March 31,
	2004	2003
Assets:
Cash and due from banks	$2,888,841	5,147,915
Securities available for sale	3,420,727	1,702,564
ESOP loan receivable	1,095,032	1,231,911
Investment in subsidiary	18,774,632	16,965,305
Interest receivable	34,959	25,789
Other assets	26,870	17,100
Total assets	$26,241,061	$25,090,584
Liabilities	10,264	—
Stockholders’ equity	26,230,797	25,090,584
Total liabilities and stockholders’ equity	$26,241,061	$25,090,584

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

15. PARENT ONLY FINANCIAL INFORMATION (Cont’d.)

STATEMENTS OF INCOME

	Year Ended March 31,
	2004	2003
Interest income	$151,510	$38,929
Total income	151,510	38,929
Legal expense	53,995	2,516
Other expense	115,120	24,676
Total non-interest expenses	169,115	27,192
(Loss) income before income tax and equity in undistributed earnings of subsidiary	(17,605)	11,737
Income tax	46,980	11,055
(Loss) income before equity in undistributed earnings of subsidiary	(64,585)	682
Equity in undistributed earnings of subsidiary	1,447,884	782,580
Net income	$1,383,299	$783,262

STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$1,383,299	$783,262
Adjustments to reconcile net income to net cash used in operating activities:
Net amortization of premium	12,819	193
(Increase) in interest receivable	(9,170)	(25,789)
(Increase) in other assets	(9,770)	(17,100)
Increase in other liabilities	10,264	—
Equity in undistributed earnings of subsidiary	(1,447,884)	(782,580)
Net cash used in operating activities	(60,442)	(42,014)
Cash flows from investing activities:
Purchase of securities available for sale	(2,300,000)	(1,712,013)
Proceeds from repayments of securities available for sale	592,916	9,256
Decrease (increase) in loans receivable	136,879	(1,231,911)
Initial investment in subsidiary	—	(8,124,597)
Net cash used in investing activities	(1,570,205)	(11,059,265)
Cash flows from financing activities:
Cash dividends	(244,328)	—
Purchase of treasury stock	(384,099)	—
Net proceeds from issuance of common stock	—	16,249,194
Net cash (used in) provided by financing activities	(628,427)	16,249,194
Net (decrease) increase in cash and cash equivalents	(2,259,074)	5,147,915
Cash and cash equivalents — beginning	5,147,915	—
Cash and cash equivalents — ending	$2,888,841	$5,147,915

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(In thousands, except for per share amounts)
Total interest income	$1,986	$2,028	$2,174	$2,202
Total interest expense	480	523	582	566
Net interest income	1,506	1,505	1,592	1,636
Provision for loan losses	—	—	—	—
Non-interest income	105	102	96	111
Non-interest expenses	948	965	1,040	1,223
Income taxes	294	286	302	212
Net income	$369	$356	$346	$312
Net income per common share —
Basic	$0.23	$0.22	$0.22	$0.20
Diluted	$0.23	$0.22	$0.22	$0.19
Weighted average number of common shares outstanding —
Basic	1,592,369	1,595,791	1,599,214	1,596,413
Diluted	1,592,369	1,595,791	1,607,020	1,606,516

	Quarter Ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003
	(In thousands, except for per share amounts)
Total interest income	$2,004	$2,032	$2,116	$2,030
Total interest expense	706	666	610	499
Net interest income	1,298	1,366	1,506	1,531
Provision for loan losses	—	—	40	—
Non-interest income	100	63	77	105
Non-interest expenses	805	892	1,092	1,135
Income taxes	247	225	209	214
Net income	$346	$312	$242	$287
Net income per common share — basic and diluted	N/A (1)	N/A (1)	$0.15	$0.18
Weighted average number of common shares outstanding — basic and diluted	N/A (1)	N/A (1)	1,574,301	1,588,972

N/A(1)  Converted to stock form on October 22, 2002

ATLANTIC LIBERTY FINANCIAL CORP.

and

ATLANTIC LIBERTY SAVINGS, F.A.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Barry M. Donohue President and Chief Executive Officer, Atlantic Liberty Financial Corp. and Atlantic Liberty Savings, F.A.	Thomas DeMartino Owner of T.M. De Martino Consulting Services, a business and government services consultant

Richard T. Arkwright Chairman of the Board, Atlantic Liberty Financial Corp. and Atlantic Liberty Savings, F.A. Chief Investment Officer, Analytic Asset Management	Honorable Guy J. Mangano Justice, Appellate Division, Second Department, NY State Appellate Court, retired George M. Spanakos Attorney at Law President, St. Georges Realty

Executive Officers

Barry M. Donohue President and Chief Executive Officer	William M. Gilfillan Executive Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

Annual Meeting The Annual Meeting of Shareholders will be held at 186 Montague Street Brooklyn, NY 11201 on August 18, 2004 at 3:30 p.m. local time	Independent Auditors Radics & Co., LLC 55 US Highway 46 East Pine Brook, NJ 07058
Stock Listing Nasdaq National Market under the symbol “ALFC”	Transfer Agent and Registrar Registrar & Transfer 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948
Local Counsel Cullen Dykman Bleakly Platt, LLP 177 Montague Street Brooklyn, NY 11201	Contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring stock, or replacing lost, stolen or destroyed stock certificates.
Special Counsel Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, NW Washington, DC 20015
Annual Report on Form 10-KSB
A copy of the Company’s Form
10-KSB for the fiscal year ended
March 31, 2004, as filed with the
Securities and Exchange Commission
is available without charge to
shareholders by written request to
the company. It may also be accessed
on our website at:
www.atlanticlibertysavings.com

[This Page Intentionally Left Blank]

Price Range of Common Stock

Fiscal 2003	High	Low	Dividends
Quarter ended December 31, 2002	$14.09	$13.02	—
Quarter ended March 31, 2003	16.05	13.80	—

Fiscal 2004	High	Low	Dividends
Quarter ended June 30, 2003	19.60	14.98	$0.05
Quarter ended September 30, 2003	20.40	17.95	$0.05
Quarter ended December 31, 2003	20.47	18.08	$0.05
Quarter ended March 31, 2004	20.34	18.55	$0.06

The stock price information set forth in the table above was provided by the National Association of Securities Dealers Inc. automated quotable system (Nasdaq). Atlantic Liberty Financial Corp.’s common stock is traded on the Nasdaq National Market under the symbol “ALFC”. The common stock began trading on October 23, 2002. On June 14, 2004 there were 1,691,094 shares of Atlantic Liberty Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 323 holders of record.