Form 10KSB, Exhibit 13
period 2005-03-31
ATLANTIC LIBERTY FINANCIAL CORP
filed 2005-06-28
CIK 1172095

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS

Table of Contents

Letter to Shareholders	1
Selected Financial and Other Data	2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Management Responsibility Statement	13
Report of Independent Registered Public Accounting Firm	15
Consolidated Financial Statements	17
Directors and Executive Officers	46
Shareholder Information	47

Dear Shareholder,

Our 2005 Annual Report covers our first two years as a publicly traded company. We are pleased to report net income for fiscal year 2005 was $2,033,902 or $1.28 per share ($1.27 fully diluted) an increase of 47% from fiscal year 2004. Included in net income for the year is $340,000 or $0.21 per share of non-recurring income from the proceeds of a litigation settlement. Net interest income for the year totaled $7.0 million compared to $6.2 million for the prior fiscal year. The return on average assets increased in 2005 to 1.12% from 0.92% in the prior year.

Atlantic Liberty Financial Corporation’s share price on March 31, 2005 was $23.05 up from $19.34 at March 31, 2004, representing an annual return of over 19%, for our valued shareholders. Atlantic Liberty Financial Corporation shareholders who purchased stock in the initial public offering have enjoyed a 130% increase, excluding the impact of cash dividends, in their initial $10 investment. Based on our closing price of $23.05 the Company’s market capitalization as at March 31, 2005 was approximately $38.8 million

Our Board of Directors continues to be cognizant of the need for a structured capital management program. With the initial declaration of a $0.05 per share dividend after only three quarters as a public company, the Board of Directors has increased the dividend per share twice, to our present level of $0.07 per share. This represents a cumulative increase of 40% in dividends paid to our shareholders. Atlantic Liberty Financial Corporation continues to utilize our Stock Repurchase Program to further enhance shareholder value. At the end of fiscal year 2005, we had repurchased a total of 47,591 shares or 56% of our approved 5% repurchase program.

On the asset side of our balance sheet, the quality of assets remains high. The proportion of non-performing loans to total loans was .07%, compared to .08% for fiscal year 2004. Our loan production during the year totaled $31.8 million and our overall portfolio increased 6.2%. Growth was experienced in the commercial, multi-family as well as the 1–4 family portfolio.

Your Company’s fundamental business and growth goals remain basically unchanged as we face a changing economic landscape. The initiatives for continued growth and increased profitability remain the cornerstone of management’s business plan for fiscal year 2005-2006. The market areas where we conduct business continue to experience strong economic growth. My expectations going forward are based on the solid asset base we enjoy, the strong market areas in which we are located and emphasizing what we do best, serving our loyal customer base and our local communities.

We are proud of our record to date and our greatest asset, our dedicated staff. Our employees’ high level of personal service to our customers is invariably Atlantic Liberty’s competitive edge, it separates us from our competitors. We recognize the performance of our staff and officers who on a daily basis make that extra effort and enable us to achieve financial success.

On behalf of our Board, management and staff we thank you our loyal shareholders for your continued investment in Atlantic Liberty Financial Corp.

Sincerely,
/s/ BARRY M. DONOHUE
Barry M. Donohue
President & CEO

Atlantic Liberty Financial Corp.

SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data:

	At March 31,
	2005	2004	2003
	(In Thousands)
Total assets	$183,974	$160,003	$137,196
Loans receivable, net (1)	120,148	113,059	100,655
Mortgage-backed securities held to maturity	41,978	30,691	21,001
Securities available for sale	2,940	3,421	1,703
Investment securities held to maturity	4,008	2,016	1,024
Deposits	109,103	107,861	107,515
Total borrowings	43,350	23,200	1,600
Stockholders’ Equity	27,827	26,231	25,091

(1)	Net of allowance for loan losses and deferred loan fees

Selected Operating Data:

	Years ended March 31,
	2005	2004	2003
	(In Thousands, except per share data)
Total interest income	$9,817	$8,390	$8,182
Total interest expense	2,829	2,151	2,481
Net interest income	6,988	6,239	5,701
Provision for loan losses	125	—	40
Net interest income after provision for loan losses	6,863	6,239	5,661
Non-interest income	1,468	414	344
Non-interest expense	4,801	4,176	3,924
Income before taxes	3,530	2,477	2,082
Income tax provision	1,496	1,094	895
Net income	$2,034	$1,383	$1,187
Net income per share — Basic	$1.28	$0.87	$0.75
Net income per share — Fully Diluted	$1.27	$0.86	$0.75

Performance Ratios:

	At or for the years ended March 31,
	2005	2004	2003
	(In Thousands)
Return on assets (ratio of net income to average total assets)	1.12%	0.92%	0.87%
Return on equity (ratio of net income to average equity)	7.50	5.35	8.31
Interest rate spread (1)	3.74	4.07	4.11
Net interest margin (2)	4.00	4.36	4.34
Ratio of non-interest expense to average total assets	2.64	2.77	2.89
Ratio of average interest-earning assets to average interest-bearing liabilities	1.16	1.19	1.12

Asset Quality Ratios:

	At or for the years ended March 31,
	2005	2004	2003
Non-performing assets to total assets at end of period	0.09%	0.11%	0.15%
Allowance for loan losses to non performing loans	832.60	606.25	381.10
Allowance for loan losses to total loans receivable	0.61	0.51	0.48

Capital Ratios:
Stockholders’ equity to total assets at end of period	15.13%	16.39%	18.29%
Average stockholders’ equity to average assets	14.89	17.17	10.52

Other Data:
Number of full-service offices	2	2	2

(1)	The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(2)	Net interest income divided by average interest earning assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

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

Comparison of Financial Condition at March 31, 2005 and March 31, 2004

Our total assets at March 31, 2005 were $184.0 million an increase of $24.0 million or 15.0% from $160.0 million at March 31, 2004. The increase reflects growth in loans receivable, investment securities held to maturity and mortgage-backed securities held to maturity. The growth in assets was primarily funded by net increases in advances from the Federal Home Loan Bank of New York (FHLB) and deposits. Loans increased by $7.0 million or 6.2% to $120.1 million at March 31, 2005 from $113.1 million at March 31, 2004. The increase in loans resulted principally from increases in multi-family and commercial real estate mortgage loans, including $10.4 million purchased from other financial institutions. Mortgage-backed securities held to maturity increased $11.3 million or 36.8% to $42.0 million at March 31, 2005 from $30.7 million at March 31, 2004 reflecting $20.0 million of new purchases, partially offset by pre-payments and amortization of $8.7 million. The increase in mortgage-backed securities held to maturity reflects management’s decision to implement a leveraged strategy, which resulted in a positive interest rate spread. The underlying assets are principally adjustable rate mortgages which, over time, should re-price in accordance with the movement of interest rates. Repayments of mortgage-backed securities may not be able to be reinvested at an equivalent or higher yield. Investment securities held to maturity increased $2.0 million to $4.0 million at March 31, 2005 from $2.0 million at March 31, 2004. The new investment securities provide a higher yield than overnight funds. The increase in assets was primarily funded by a net increase in advances from the FHLB of $20.2 million to $43.4 million at March 31, 2005 from $23.2 million at March 31, 2004. In addition, deposits of $109.1 million at March 31, 2005 increased $1.2 million or 1.1% from $107.9 million at March 31, 2004.

Stockholders’ equity increased $1.6 million, or 6.1% to $27.8 million at March 31, 2005 reflecting net income for the year ended March 31, 2005 of $2.0 million, partially offset by the payment of cash dividends of $428,000.

During the fiscal year ended March 31, 2005, the company purchased 28,191 shares of common stock for $595,000 in accordance with a previously approved stock repurchase plan and used 19,831 of the treasury shares to fund vested restricted stock awards and the exercise of employee stock options. At March 31, 2005, the company has 27,760 treasury shares.

Comparison of Operating Results for the years ended March 31, 2005 and March 31, 2004.

General. Net income for the year ended March 31, 2005 increased 47.1% to $2,034,000 or $1.28 per share ($1.27 on a fully diluted basis) from $1,383,000 or $0.87 per share ($0.86 on a fully diluted basis) for the year ended March 31, 2004. Earnings for the year ended March 31, 2005 include $340,000, or $0.21 per share of non-recurring income received in connection with the settlement of litigation. The increase in net income was primarily due to increases of $749,000 in net interest income and $1,054,000 in non-interest income, partially offset by increases of $625,000 in non-interest expense, $125,000 in the provision for loan losses and $402,000 in income tax expense.

Interest Income. Interest income increased by $1.4 million or 16.7% to $9.8 million for the year ended March 31, 2005 from $8.4 million for the year ended March 31, 2004. The increase in interest income resulted primarily from increases of $443,000 in interest received from loans, $851,000 in interest received on mortgage-backed securities held to maturity, $40,000 in interest on securities available for sale, $42,000 in interest on securities held to maturity, and $52,000 in interest received on other interest-earning assets. The increase in interest income reflected a $31.6 million or 22.1% increase in the average balance of interest-earning assets to $174.7 million from $143.1 million. Partially offsetting the increase in average interest-earning assets was a 24 basis point decrease in the average yield on interest earning assets to 5.62% for the year ended March 31, 2005 from 5.86% for the year ended March 31, 2004 reflecting a decrease in market interest rates generally.

Interest income from loans increased $443,000 or 6.2% to $7.6 million for the year ended March 31, 2005 from $7.2 million for the year ended March 31, 2004. The average yield on loans declined 26 basis points to 6.47% for the year ended March 31. 2005 from 6.73% for the year ended March 31, 2004 reflecting a decrease in market interest rates generally. The effect of the decline was more than offset by a $11.1 million or 10.4% increase in the average balance of loans outstanding to $117.5 million for the year ended March 31, 2005 from $106.4 million for the year ended March 31, 2004.

Interest income from mortgage-backed securities held to maturity increased $851,000 or 88.7% to $1.8 million for the year ended March 31, 2005 from $1.0 million for the year ended March 31, 2004. The increase was due to an increase in average mortgage-backed securities held to maturity of $17.8 million or 65.2% to $45.1 million for the year ended March 31, 2005 from $27.3 million for the year ended March 31, 2004, as well as 50 basis point increase in the average yield to 4.01% from 3.51%.

Interest income on securities available for sale increased $40,000 or 38.8% to $143,000 for the year ended March 31, 2005, from $103,000 for the year ended March 31, 2004. The increase in interest income on securities available for sale was due to an increase in the average balance of securities available for sale to $2.9 million from $2.4 million, as well as an increase of 64 basis points in the average yield to 5.01% for the year ended March 31, 2005 from 4.37% during fiscal 2004.

Interest income on securities held to maturity increased $42,000 or 42.9% to $140,000 for the year ended March 31, 2005 from $98,000 for the year ended March 31, 2004. The increase in interest income on securities held to maturity was due to an increase in the average balance of securities held to maturity to $2.3 million from $1.6 million, partially offset by a decrease of 24 basis points in the average yield to 5.96% for the year ended March 31, 2005 from 6.20% during fiscal 2004.

Interest income on other interest earning assets, consisting of cash and cash equivalents and Federal Home Loan Bank stock, increased $52,000 or 75.4% to $121,000 for the year ended March 31, 2005 from $69,000 for the prior fiscal year. The increase reflects an increase of $1.5 million in average other interest-earning assets to $7.0 million for the year ended March 31, 2005 from $5.5 million as well as an increase in the average yield on other interest-earning assets to 1.74% from 1.26%.

Interest Expense. Total interest expense increased by $679,000 or 31.6% to $2.8 million for the year ended March 31, 2005 from $2.2 million for the year ended March 31, 2004. The increase in interest expense resulted from a $30.7 million increase in the average balance of interest-bearing liabilities to $150.6 million for the year ended March 31, 2005 from $119.9 million for the year ended March 31, 2004 as well as an increase in the average cost of our interest bearing liabilities to 1.88% from 1.79%.

Interest expense on deposits decreased $74,000 or 4.3% to $1,666,000 for the year ended March 31, 2005 from $1,740,000 million for the year ended March 31, 2004. The average balance of certificates of deposit accounts decreased $3.0 million from $57.1 million for the year ended March 31, 2004 to $54.1 million for the year ended March 31, 2005, and the average cost of such accounts decreased to 2.20% from 2.35%. As a partial offset, the average balance of transaction and savings deposits increased $4.9 million or 10.2% to $52.9 million for the year ended March 31, 2005 from $48.0 million for the year ended March 31, 2004, and the average cost on such accounts increased 7 basis points to 0.90% from 0.83%.

Interest expense on advances and other borrowed funds increased $753,000 or 183.2% to $1.2 million for the year ended March 31, 2005, from $411,000 for the year ended March 31, 2004. The increase reflects an increase in the average FHLB advances and other borrowed funds of $28.8 million to $43.6 million for the year ended March 31, 2005, from $14.8 million during the prior period partially offset by a decrease of 11 basis points in the average cost of such funds to 2.67% for the year ended March 31, 2005 from 2.78% for the prior year.

Net Interest Income. Net interest income increased $749,000, or 12.0%, to $7.0 million for the year ended March 31, 2005 from $6.2 million for the year ended March 31, 2004. The increase primarily resulted from an increase of $31.6 million in interest earning assets, partially offset by a decrease in our net interest spread of 33 basis points to 3.74% from 4.07%. Net interest margin for the year ended March 31, 2005 decreased 36 basis points to 4.00% from 4.36% in the prior fiscal year.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes is appropriate to absorb probable and reasonably estimable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision for loan losses of $125,000 for the year ended March 31, 2005. No provision was made for the year ended March 31, 2004.

We used the same methodology and generally similar assumptions in assessing the adequacy of the allowance for loan losses for both periods. The allowance for loan losses was $737,000 or 0.61% of loans outstanding at March 31, 2005 as compared with $582,000 or 0.51% of loans outstanding at March 31, 2004. During the years ended March 31, 2005, and 2004 we recorded $30,000 and $98,000, respectively, in recoveries of previously charged off loans. The allowance for loan losses represented 832.6% of non-performing loans at March 31, 2005 and 603.7% of non-performing loans at March 31, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of March 31, 2005 is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Non-interest income increased $1.1 million or 254.6% to $1.5 million for the year ended March 31, 2005, as compared to $414,000 for the year ended March 31, 2004. Income from fees and service charges increased by $208,000 or 95.0% to $427,000 from $219,000. The increase was primarily attributed to increases of $11,000 in checking account fees, $190,000 in loan prepayment penalties and other miscellaneous mortgage fees and $6,000 in net appraisal fees. Miscellaneous non-interest income increased $846,000 or 433.8% to $1.0 million from $195,000 principally due to a non-recurring litigation settlement of $825,000 and the receipt of $33,000 in life insurance proceeds, partially offset by a decrease of $12,000 in income from the Bank’s investment in Bank Owned Life Insurance.

Non-Interest Expense. Non-interest expense for the year ended March 31, 2005 was $4.8 million compared to $4.2 million for the year ended March 31, 2004, an increase of $600,000 or 15.0%. The increase was primarily attributable to increases of $348,000 in salaries and employee benefits, $71,000 in directors’ compensation, $39,000 in equipment expense, $111,000 in legal fees and $57,000 in miscellaneous expense. The increase of $348,000 or 14.0% in salaries and employee benefits includes increases of $120,000 in salaries and bonuses, $17,000 in ESOP expenses and $209,000 in management recognition plan expenses. The increase in directors’ compensation of $71,000 or 43.6% is primarily attributable to the adoption of a Directors’ Retirement Plan during the year ended March 31, 2005. The increase in equipment expenses of $39,000 or 10.4% is primarily attributable to an increase of $27,000 in fees paid to the company’s data service provider as well as miscellaneous increases in furniture and furniture depreciation and expenses. The $111,000 increase in legal fees resulted primarily from fees incurred in connection with the Company’s litigation settlement. Miscellaneous expenses, increased $57,000 or 7.5%, primarily due to increases of $21,000 in new home equity loan expenses absorbed by the company as part of a promotion, and $7,000 in charitable contributions as well as a decrease of $17,000 in fees received from mutual fund sales. Miscellaneous expense also consists of telephone, postage, office supply and various other non classifiable operating expenses.

Provision for Income Taxes. The provision for income taxes for the year ended March 31, 2005 increased to $1.5 million from $1.1 million for the year ended March 31, 2004. The increase in the provision for income taxes is primarily due to our higher level of income before taxes of $3.5 million for the year ended March 31, 2005 compared with $2.5 million in the prior period.

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

Years Ended March 31,
At March 31, 2005	2005	2004
Actual Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate
(Dollars in thousands)
Interest-earning assets:
Loan receivable (1)	$120,148	6.29%	$117,474	7,604	6.47%	$106,372	$7,161	6.73%
Mortgage-backed securities held to maturity (2)	41,977	3.99%	45,111	1,810	4.01%	27,293	959	3.51%
Securities available for sale (2)	2,940	5.17%	2,856	143	5.01%	2,356	103	4.37%
Investment securities held to maturity (2)	4,008	5.57%	2,349	140	5.96%	1,581	98	6.20%
Other interest earnings assets (3)	7,271	2.48%	6,952	121	1.74%	5,496	69	1.26%
Total interest-earning assets	$176,344	5.55%	$174,742	$9,818	5.62%	$143,098	$8,390	5.86%
Non-interest earning assets	7,630	$7,448	$7,624
Total assets	$183,974	$182,190	$150,722
Interest-bearing liabilities:
Interest-bearing deposits:
NOW and money market accounts	$32,058	1.07%	$30,481	310	1.02%	$25,454	231	0.91%
Savings and club accounts	22,201	0.75%	22,464	167	0.74%	22,582	168	0.74%
Certificates of Deposit	52,859	2.30%	54,052	1,189	2.20%	57,145	1,341	2.35%
Advances and other borrowed funds (4)	44,412	2.74%	43,608	1,164	2.67%	14,761	411	2.78%
Total interest-bearing liabilities	$151,530	1.95%	$150,605	2,830	1.88%	$119,942	2,151	1.79%
Non-interest bearing deposits	$1,985	2,212	2,293
Non-interest bearing liabilities	2,632	2,264	2,613
Total liabilities	$156,147	$155,081	124,848
Stockholders equity	$27,827	$27,109	25,874
Total liabilities and stockholders equity	$183,974	$182,190	$150,722
Net interest income/interest rate spread	3.60%	$6,988	3.74%	$6,239	4.07%
Net interest earning assets/net yield on interest-bearing assets	$24,814	$24,137	4.00%	$23,156	4.36%
Ratio of interest-earning assets to interest-bearing liabilities	1.16	x	1.16	x	1.19	x

(1)	Net of allowance for loan loss and net deferred fees and costs.

(2)	Amounts shown are at amortized cost.

(3)	Includes stock in the FHLB of New York.

(4)	Includes mortgage escrow funds.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest- earning assets and interest-bearing liabilities. It distinguishes between the changes related to changes in outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have

	Years Ended March 31,
	2005 vs. 2004
	Increase/(Decrease) Due to
	Volume	Rate	Total Increase (Decrease)
	(In Thousands)
Interest-earning assets:
Loan receivable	$748	$(305)	$443
Mortgage-backed securities held to maturity	625	226	851
Securities available for sale	22	18	40
Investement securities held to maturity	48	(6)	42
Other interest earnings assets	19	33	52
Total interest-earning assets	$1,462	$(34)	$1,428

Interest-bearing liabilities:
Transaction accounts	$46	$34	$80
Savings accounts	(1)	0	(1)
Certificate accounts	(72)	(81)	(153)
Borrowings	801	(48)	753
Total interest-bearing liabilities	$774	$(95)	$679
Net interest income	$688	$61	$749

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing the risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review our asset/liability policies and interest rate risk position. We have sought to manage our interest rate risk by more closely matching the maturities of our interest rate sensitive assets and liabilities. In particular, we offer one, three, and five year adjustable rate mortgage loans, a loan product that has a fixed rate of interest for seven years and which adjusts annually thereafter, and three and five year balloon loans. We also invest in mortgage-backed securities, which generally reprice within one and three years. We do not solicit high-rate jumbo certificates of deposit or brokered funds.

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

The table below sets forth, as of March 31, 2005, the latest date for which the Office of Thrift Supervision has provided the Bank with an interest rate sensitivity report of net portfolio value, the estimated changes in our net portfolio value that would result form the designated instantaneous changes in the United States Treasury yield curve.

Net Portfolio Value				Net Portfolio Value as a % of Present Value of Assets/Liabilities
Change in Interest Rates (basis points)	Estimated NPV	Amount of Change	Percent	NPV Ratio	Change
(Dollars in Thousands)
+300	$20,962	$(8,307)	(28)%	11.95%	(372	) basis points
+200	23,845	(5,423)	(19)	13.31	(237	) basis points
+100	26,647	(2,621)	(9)	14.56	(112	) basis points
0	29,269	—	—	15.68	–	basis points
–100	31,338	2,069	+7	16.50	+82	basis points
–200	32,550	3,282	+11	16.92	+125	basis points

The table above indicates that at March 31, 2005, in the event of a 100 basis point decrease in interest rates, we would experience a 7% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 19% decrease in net portfolio value.

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

Liquidity and Capital Resources

Liquidity. The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations and deposit withdrawals, to satisfy other financial commitments, and to take advantage of investment opportunities. The Bank invests excess funds in overnight deposits and other short-term interest-bearing assets to provide liquidity to meet these needs. At March 31, 2005, cash and cash equivalents totaled $6.4 million. At March 31, 2005, the Bank had commitments to fund loans of $13.1 million, which included $5.1 million of undisbursed construction loans. At March 31, 2005, certificates of deposit represented 48.5% of total deposits. The Bank expects to retain these deposit accounts. In addition, the Bank could borrow up to $11.8 million from the FHLB without providing additional collateral. The Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Capital Resources. The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies.

The following table summarizes the Bank’s regulatory capital requirements versus actual capital as of March 31, 2005:

	ACTUAL		REQUIRED		EXCESS
(Dollars in thousands)	AMOUNT	%	AMOUNT	%	AMOUNT	%
Core capital (to adjusted total assets)	$21.0	11.6%	$7.2	4.0%	$13.8	7.6%
Risk-based capital To (risk-weighted assets)	$21.7	21.7%	$8.0	8.0%	$13.7	13.7%

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

MANAGEMENT RESPONSIBILITY STATEMENT

Management of the Atlantic Liberty Financial Corp. and Subsidiary is responsible for the preparation of the consolidated financial statements and all other financial information included in this report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. All financial information included in the report agreed with the financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgments with consideration given to materiality about the expected results of various events and transactions.

Management maintains a system of internal accounting controls that includes personnel selection, appropriate division of responsibilities, and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the cost of systems of internal control and the benefits derived.

Management reviews its system of accounting and internal control in light of changes in conditions and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors, through its Audit Committee of non-management Directors, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the control operations. The Board appoints the independent certified public accountants. The Audit Committee meets with management and the independent certified public accountants, approves the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.

/s/ BARRY M. DONOHUE	/s/ WILLIAM M. GILFILLAN
Barry M. Donohue,	William M. Gilfillan,
President & CEO	Executive Vice President & CFO

May 13, 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Atlantic Liberty Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Atlantic Liberty Financial Corp. (the “Company”) and Subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Liberty Financial Corp. and Subsidiary as of March 31, 2005 and 2004, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Pine Brook, New Jersey
May 13, 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		March 31,
	Notes	2005	2004
Assets
Cash and amounts due from depository institutions		$1,260,911	$1,275,674
Interest-bearing deposits		5,103,144	2,284,204
Cash and cash equivalents	1 and 14	6,364,055	3,559,878
Securities available for sale	1, 2 and 14	2,939,984	3,420,727
Investment securities held to maturity	1, 3 and 14	4,007,709	2,016,272
Mortgage-backed securities held to maturity	1, 4, 9 and 14	41,977,526	30,690,870
Loans receivable	1, 5, 9 and 14	120,147,619	113,058,535
Premises and equipment	1 and 7	1,651,861	1,512,798
Federal Home Loan Bank of New York stock	9	2,167,500	1,160,000
Interest receivable	1, 6 and 14	864,006	721,824
Deferred tax asset	1 and 11	381,257	370,100
Other assets	10	3,472,471	3,491,798
Total assets		$183,973,988	$160,002,802

Liabilities and stockholders’ equity

Liabilities
Deposits	8 and 14	$109,103,031	$107,861,276
Advances from Federal Home Loan Bank of New York	9 and 14	43,350,000	23,200,000
Borrowers escrow for taxes and insurance		1,061,827	944,908
Other liabilities	10	2,632,373	1,765,821
Total liabilities		156,147,231	133,772,005

Commitments and contingencies	13 and 14	—	—

Stockholders’ equity:	10, 11 and 12
Preferred stock; $0.10 par value; 500,000 shares authorized; none issued and outstanding		—	—
Common stock; $0.10 par value; 6,000,000 shares authorized; shares issued 1,710,984; shares outstanding — 1,683,224 (2005) and 1,691,584 (2004)		171,098	171,098
Additional paid-in capital		16,495,194	16,365,898
Retained earnings-substantially restricted		12,708,507	11,114,813
Unearned ESOP shares		(923,931)	(1,060,811)
Accumulated other comprehensive (loss) income		(30,271)	23,898
Treasury stock, at cost; 27,760 shares (2005) and 19,400 shares (2004)		(593,840)	(384,099)
Total stockholders’ equity		27,826,757	26,230,797
Total liabilities and stockholders’ equity		$183,973,988	$160,002,802

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended March 31,
	Notes	2005	2004
Interest income:
Loans	1 and 5	$7,604,057	$7,160,925
Mortgage-backed securities held to maturity	1	1,810,092	958,880
Securities available for sale	1	143,331	102,863
Investment securities held to maturity	1	139,483	98,219
Other interest-earning assets		120,732	68,900
Total interest income		9,817,695	8,389,787
Interest expense:
Deposits	8	1,665,755	1,739,530
Advances		1,148,760	397,717
Escrow		14,869	13,393
Total interest expense		2,829,384	2,150,640
Net interest income		6,988,311	6,239,147
Provision for loan losses	1 and 5	125,000	—
Net interest income after provision for loan losses		6,863,311	6,239,147
Non-interest income:
Fees and service charges		426,924	219,471
Miscellaneous		1,041,025	194,485
Total non-interest income		1,467,949	413,956
Non-interest expenses:
Salaries and employee benefits	1 and 10	2,828,152	2,480,496
Directors’ compensation	10	234,423	163,233
Occupancy expenses, net	1	161,998	161,097
Equipment	1	413,819	374,821
Advertising		35,441	35,546
Federal insurance premium		16,503	17,873
Legal fees		291,133	179,889
Miscellaneous		819,616	762,757
Total non-interest expenses		4,801,085	4,175,712
Income before income taxes		3,530,175	2,477,391
Income taxes	1 and 11	1,496,273	1,094,092
Net income		$2,033,902	$1,383,299
Net income per common share:	1
Basic		$1.28	$0.87
Diluted		$1.27	$0.86
Weighted average number of common shares outstanding:	1
Basic		1,590,902	1,595,947
Diluted		1,605,979	1,600,424

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings – Substantially Restricted	Unearned ESOP Shares	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance — March 31, 2003	$171,098	$16,141,335	$9,975,842	$(1,197,691)	$—	$—	$25,090,584
Net income	—	—	1,383,299	—	—	—	1,383,299
Unrealized gain on securities available for sale	—	—	—	—	23,898	—	23,898
Comprehensive income							1,407,197
Cash dividends	—	—	(244,328)	—	—	—	(244,328)
ESOP shares committed to be released	—	119,051	—	136,880	—	—	255,931
Amortization of unearned MRP shares	—	105,512	—	—	—	—	105,512
Treasury stock, at cost	—	—	—	—	—	(384,099)	(384,099)
Balance — March 31, 2004	171,098	16,365,898	11,114,813	(1,060,811)	23,898	(384,099)	26,230,797
Net income	—	—	2,033,902	—	—	—	2,033,902
Unrealized (loss) on securities available for sale	—	—	—	—	(54,169)	—	(54,169)
Comprehensive income							1,979,733
Cash dividends	—	—	(428,057)	—	—	—	(428,057)
ESOP shares committed to be released	—	135,332	—	136,880	—	—	272,212
Amortization of unearned MRP shares	—	316,535	—	—	—	—	316,535
Acquisition of MRP shares	—	(316,628)	(12,151)	—	—	328,779	—
Sale of treasury stock	—	(5,943)	—	—	—	56,189	50,246
Purchase of treasury stock, at cost	—	—	—	—	—	(594,709)	(594,709)
Balance — March 31, 2005	$171,098	$16,495,194	$12,708,507	$(923,931)	$(30,271)	$(593,840)	$27,826,757

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$2,033,902	$1,383,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	178,200	165,201
Accretion of deferred fees, premiums and discounts, net	(19,602)	148,939
Provision for loan losses	125,000	—
(Increase) in interest receivable	(142,182)	(49,604)
Deferred income tax expense (benefit)	11,194	(63,199)
Decrease (increase) in other assets	19,327	(413,837)
Increase (decrease) in other liabilities	866,552	(337,906)
Amortization of cost of stock contributed to MRP	316,535	105,512
ESOP shares committed to be released	272,212	255,931
Net cash provided by operating activities	3,661,138	1,194,336
Cash flows from investing activities:
Purchases of:
Securities available for sale	(2,000,000)	(2,300,000)
Investment securities held to maturity	(2,999,500)	(1,000,000)
Mortgage-backed securities held to maturity	(20,042,961)	(19,653,928)
Loan participations	(11,545,421)	(8,357,288)
Proceeds from calls, maturities and principal repayments on:
Securities available for sale	2,395,827	592,916
Investment securities held to maturity	1,000,000	—
Mortgage-backed securities held to maturity	8,705,159	9,768,693
Net decrease (increase) in loans receivable	4,418,544	(3,978,207)
Additions to premises and equipment	(317,263)	(62,066)
Purchase of Federal Home Loan Bank of New York stock	(1,187,500)	(277,600)
Redemption of Federal Home Loan Bank of New York stock	180,000	20,000
Net cash (used in) investing activities	(21,393,115)	(25,247,480)
Cash flows from financing activities:
Net increase in deposits	1,241,755	346,128
Advances from Federal Home Loan Bank of New York	26,750,000	22,000,000
Repayment of advances from Federal Home Loan Bank of New York	(6,600,000)	(400,000)
Net increase in borrowers escrow for taxes and insurance	116,919	58,828
Proceeds from sale of treasury stock	50,246	—
Cash dividends	(428,057)	(244,328)
Purchase of treasury stock	(594,709)	(384,099)
Net cash provided by financing activities	20,536,154	21,376,529
Net increase (decrease) in cash and cash equivalents	2,804,177	(2,676,615)
Cash and cash equivalents — beginning	3,559,878	6,236,493
Cash and cash equivalents — ending	$6,364,055	$3,559,878
Supplemental information:
Cash paid during the period for:
Interest on deposits and borrowings	$2,780,362	$2,099,452
Income taxes	$1,482,669	$1,176,249

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Atlantic Liberty Savings, F.A. (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank’s principal business consists of attracting retail deposits from the general public in the areas surrounding its two locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, multi-family and commercial real estate loans, mortgage-backed securities and various other investment securities. One- to four-family residential real estate in the Bank’s market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from the interest on loans, securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits and principal and interest payments on loans and securities.

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

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income taxes

The Company and the Bank file consolidated federal income tax returns. Federal income taxes are allocated to the Company and the Bank based upon the contribution of their respective income or loss to the consolidated return. The Company and the Bank file separate state and city income tax returns. Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which more likely than not will be realized.

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

Stock-based Compensation Plans

The Company, under a plan approved by its stockholders in 2003, has granted stock options to employees and outside directors. See note 10 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provides information as to net income and net income per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended (“SFAS” No. 123), to all option grants:

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Year Ended March 31,
	2005	2004
Net income as reported	$2,033,902	$1,383,299
Remove: Total stock-based compensation expense, net of income taxes, included in reported net income	—	—

Include: Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if the fair value method had been applied to all grants	(120,424)	(158,034)
Pro forma net income	$1,913,478	$1,225,265
Net income per common share, as reported:
Basic	$1.28	$0.87
Diluted	$1.27	$0.86
Pro forma net income per common share:
Basic	$1.20	$0.77
Diluted	$1.19	$0.77

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

Reclassification

Certain amounts reported in prior year consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or stockholders’ equity of the prior year.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, “Share-Based Payment”. Statement No. 123R revised Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. Statement No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation costs will be recognized over the period that an employee provides service in exchange for the award.

On April 14, 2005, the Securities and Exchange Commission (“SEC”) adopted a new rule that amends the compliance dates for Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R”). Under the new rule, the Company is required to adopt SFAS No. 123R in the first annual period beginning after December 15, 2005. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In March 2004, the Financial Accounting Standards Board (“FASB”) reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1 (“EITF 03-1”), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The guidance is applicable to debt and equity securities that are within the scope of FASB Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in Debt and Equity Securities and certain other investments. EITF 03-1 specifies that an impairment would be considered other-than-temporary unless (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1 cost method investment and disclosure provisions were effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. During the year ended March 31, 2005, the Company adopted the cost method investment and disclosure provisions of EITF 03-1. The adoption did not have a material impact on the consolidated financial condition, results of operations or cash flows of the Company.

2.	SECURITIES AVAILABLE FOR SALE

	March 31, 2005
		Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
U.S. Government Agencies:
Due after five years through ten years	$2,000,000	$—	$14,690	$1,985,310
Corporate Bonds:
Due after ten years	300,000	—	26,250	273,750
Mortgage-backed securities:
Due after ten years	692,606	—	11,682	680,924
	$2,992,606	$—	$52,622	$2,939,984

	March 31, 2004
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
U.S. Government (including agencies):
Due after five years through ten years	$2,000,000	$42,870	$—	$2,042,870
Corporate bonds:
Due after ten years	300,000	—	10,500	289,500
Mortgage-backed securities:
Due after ten years	1,096,829	—	8,472	1,088,357
	$3,396,829	$42,870	$18,972	$3,420,727

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

2.    SECURITIES AVAILABLE FOR SALE (Continued)

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related securities available for sale are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government (including agencies)
Due after five years within ten years	$1,985,310	$14,690	$—	$—	$1,985,310	$14,690
Corporate bonds due after ten years	—	—	273,750	26,250	273,750	26,250
Mortgage-backed securities due after ten years	—	—	680,924	11,682	680,924	11,682
	$1,985,310	$14,690	$954,674	$37,932	$2,939,984	$52,622

	March 31, 2004
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds due after ten years	$289,500	$10,500	$—	$—	$289,500	$10,500
Mortgage-backed securities due after ten years	1,088,357	8,472	—	—	1,088,357	8,472
	$1,377,857	$18,972	$—	$—	$1,377,857	$18,972

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses are on U.S. Government agency and Corporate bond securities that earn interest at a fixed rate and are due to changes in market interest rates. The unrealized losses are on mortgage-backed securities that earn interest at an adjustable rate and are the result of changes in market rates at a faster pace than the related securities. The Company and the Bank have the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of securities available for sale during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

3.	INVESTMENT SECURITIES HELD TO MATURITY

	March 31, 2005
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
U.S. Government (including agencies)
Due after five years within ten years	$2,999,517	$—	$19,527	$2,979,990
Corporate bonds:
Due after one year within five years	1,008,192	12,213	—	1,020,405
	$4,007,709	$12,213	$19,527	$4,000,395

	March 31, 2004
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
U.S. Government (including agencies):
Due after five years within ten years	1,000,000	$84,540	$—	$1,084,540
Corporate bonds:
Due after one year within five years	1,016,272	2,848	—	1,019,120
	$2,016,272	$87,388	$—	$2,103,660

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related investment securities held to maturity are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government (including agencies)
Due after five years within ten years	$2,979,990	$19,527	$—	$—	$2,979,990	$19,527

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses are on U.S. Government agency securities that earn interest at a fixed rate and are due to changes in market interest rates. The Bank has the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

4.	MORTGAGE-BACKED SECURITIES HELD TO MATURITY

	March 31, 2005
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Government National Mortgage Association	$1,908,963	$7,246	$11,992	$1,904,217
Federal Home Loan Mortgage Corporation	1,757,989	19,182	8,481	1,768,690
Federal National Mortgage Association	38,270,215	34,969	487,328	37,817,856
Collateralized Mortgage Obligation	40,359	20	—	40,379
	$41,977,526	$61,417	$507,801	$41,531,142

	March 31, 2004
		Gross Unrealized
	Carrying Value	Gains	Losses	Estimated Fair Value
Government National Mortgage Association	$2,737,455	$13,324	$10,102	$2,740,678
Federal Home Loan Mortgage Corporation	2,782,763	41,679	7,783	2,816,658
Federal National Mortgage Association	25,111,181	642,040	11,412	25,741,809
Collateralized Mortgage Obligation	59,471	54	—	59,525
	$30,690,870	$697,097	$29,297	$31,358,670

Contractual maturity data for mortgage-backed securities held to maturity is as follows (in thousands):

	March 31,
	2005		2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$2	$2	$4	$5
Due after five years through ten years	36	36	—	—
Due after ten years	41,940	41,493	30,687	31,354
	$41,978	$41,531	$30,691	$31,359

The amortized costs and carrying values shown above are by contractual final maturity. Actual maturities may differ from contractual final maturities due to scheduled monthly payments and due to the borrowers having the right to prepay obligations.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

4.    MORTGAGE-BACKED SECURITIES HELD TO MATURITY (Continued)

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related mortgage-backed securities held to maturity are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government National Mortgage Association	$—	$—	$1,449,664	$11,992	$1,449,664	$11,992
Federal Home Loan Mortgage Corporation	441,269	6,633	292,963	1,848	734,232	8,481
Federal National Mortgage Corporation	26,120,391	469,544	1,471,041	17,784	27,591,432	487,328
	$26,561,660	$476,177	$3,213,668	$31,624	$29,775,328	$507,801

	March 31, 2004
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government National Mortgage Association	$2,416,136	$10,102	$—	$—	$2,416,136	$10,102
Federal Home Loan Mortgage Corporation	866,025	5,869	13,380	1,914	879,405	7,783
Federal National Mortgage Corporation	2,131,522	9,020	326,874	2,392	2,458,396	11,412
	$5,413,683	$24,991	$340,254	$4,306	$5,753,937	$29,297

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses relate to fixed rate and adjustable rate securities. Such unrealized losses are the result of changes in interest rates. The Bank has the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of mortgage-backed securities during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

5.	LOANS RECEIVABLE

	March 31,
	2005	2004
Real estate mortgage:
One-to-four family	$59,717,722	$62,500,496
Multi-family	22,031,546	20,772,790
Commercial and land	32,667,448	28,790,666
	114,416,716	112,063,952
Construction participations	10,732,500	2,600,000
Consumer:
Home equity loans	1,011,692	721,846
Unsecured	34,249	6,569
	1,045,941	728,415
Total loans	126,195,157	115,392,367
Less:
Loans in process	5,096,064	1,541,723
Allowance for loan losses	736,925	581,882
Net deferred loan fees	214,549	210,227
	6,047,538	2,333,832
	$120,147,619	$113,058,535

At March 31, 2005 and 2004, loans for which the accrual of interest had been discontinued totaled approximately $88,000 and $96,000, respectively. During the years ended March 31, 2005 and 2004, the Bank recognized interest income of approximately $1,000 and $2,000, respectively, on these loans. Interest income that would have been recorded, had the loans been performing in accordance with their original terms, amounted to approximately $3,800 and $5,000 for the years ended March 31, 2005 and 2004, respectively.

The Bank has granted loans to certain of its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity in such loans is as follows:

	Year Ended March 31,
	2005	2004
	(In Thousands)
Balance — beginning	$1,549	$2,078
New loans	750	253
Repayments	(750)	(782)
Balance — ending	$1,549	$1,549

The following is an analysis of the allowance for loan losses:

	Year Ended March 31,
	2005	2004
Balance — beginning	$581,882	$483,882
Provisions charged to operations	125,000	—
Loan recoveries	30,043	98,000
Balance — ending	$736,925	$581,882

There were no impaired loans at March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

6.	INTEREST RECEIVABLE

	March 31,
	2005	2004
Loans, net of allowance for uncollected interest of $8,031 (2005) and $5,079 (2004)	$586,362	$538,900
Mortgage-backed securities held to maturity	152,774	118,015
Investment securities held to maturity	78,580	29,950
Securities available for sale	46,290	34,959
	$864,006	$721,824

7.	PREMISES AND EQUIPMENT

	March 31,
	2005	2004
Land	$400,000	$400,000
Buildings and improvements	2,510,083	2,308,574
Furnishings and equipment	599,617	604,852
	3,509,700	3,313,426
Less accumulated depreciation	1,857,839	1,800,628
	$1,651,861	$1,512,798

8.	DEPOSITS

	March 31,
	2005			2004
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:
Non-interest bearing	0.00%	$1,980,986	1.82%	0.00%	$2,434,330	2.26%
Interest bearing	0.37%	9,506,835	8.71%	0.25%	6,350,389	5.88%
Regular savings	0.75%	22,201,368	20.35%	0.75%	21,895,509	20.30%
Money Market	1.36%	22,554,372	20.67%	1.15%	21,264,938	19.72%
Certificates of deposit	2.30%	52,859,470	48.45%	2.20%	55,916,110	51.84%
Total deposits	1.58%	$109,103,031	100.00%	1.53%	$107,861,276	100.00%

A summary of certificates of deposit by maturity follows (in thousands):

	March 31,
	2005	2004
One year or less	$28,920	$33,544
After one to two years	11,549	7,942
After two to three years	4,530	5,427
After three years	7,860	9,003
	$52,859	$55,916

At March 31, 2005 and 2004, time deposits with denominations of $100,000 or more amounted to approximately $11,933,000 and $12,000,000, respectively. Deposits in excess of $100,000 are not federally insured.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

8.    DEPOSITS (Continued)

Interest expense on deposits consists of the following:

	Year Ended March 31,
	2005	2004
Demand deposits	$73,516	$15,247
Savings and money market	403,518	383,654
Certificates of deposit	1,195,797	1,347,646
	1,672,831	1,746,547
Early withdrawal penalties	(7,076)	(7,017)
	$1,665,755	$1,739,530

9.	ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK (“FHLB”)

	March 31,
	2005		2004
Maturing by March 31,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2005	$—	—	$6,600,000	1.78%
2006	16,300,000	2.18%	6,300,000	2.40%
2007	12,050,000	2.80%	4,300,000	3.17%
2008	13,000,000	3.33%	6,000,000	3.59%
2009	2,000,000	3.56%	—
	$43,350,000	2.76%	$23,200,000	2.67%

At March 31, 2005, the advances are secured by a specific pledge of mortgage-backed securities with carrying values and fair values respectively of approximately $15,881,000 and $15,569,000, FHLB stock in the amount of $2,167,500 and a blanket assignment of qualifying mortgage loans.

At March 31, 2004, the advances are secured by FHLB stock in the amount of $1,160,000 and a blanket assignment of qualifying mortgage loans.

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

10.    BENEFIT PLANS (Continued)

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

The plan’s weighted-average asset allocations by asset category are as follows:

	Plan Assets at January 1,
	2005	2004
Equity securities (Mutual Funds)	71%	69%
Debt securities (Bond Mutual Funds)	29%	31%
Total	100%	100%

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5%–9% and 2%–6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan’s target allocation, the expected rate of return is determined to be 9.0% which is roughly the midpoint of the range of expected return.

For the fiscal year ending March 31, 2006, the Bank expects to contribute approximately $159,000 to the Plan.

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Year Ended March 31,	Amount
2006	$24,452
2007	57,297
2008	65,156
2009	76,161
2010	88,710
2011 – 2015	756,391

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10.    BENEFIT PLANS (Continued)

The following table sets forth the plan’s funded status:

	March 31,
	2005	2004
Change in Benefit Obligation
Benefit obligation — beginning	$1,473,454	$1,240,189
Service cost	138,348	137,697
Interest cost	93,932	85,402
Actuarial loss	170,671	53,129
Settlements and plan amendments	—	(42,963)
Benefit obligation — ending	$1,876,405	$1,473,454
Change in Plan Assets
Fair value of assets — beginning	$1,433,800	$1,101,035
Actual gain on plan assets	134,067	205,041
Employer contributions	110,306	170,687
Settlements and plan amendments	—	(42,963)
Fair value of assets — ending	$1,678,173	$1,433,800

	March 31,
	2005	2004
Reconciliation of Funded Status
Accumulated benefit obligation	$(1,462,152)	$(1,141,480)
Projected benefit obligation	$(1,876,405)	$(1,473,454)
Fair value of assets	1,678,173	1,433,800
Funded status	(198,232)	(39,654)
Unrecognized loss	591,845	454,049
Unrecognized past service liability	79,356	92,444
Prepaid expense included in other assets	$472,969	$506,839
Valuation assumptions:
Discount rate	6.125%	6.375%
Salary increase rate	3.250%	3.500%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10.    BENEFIT PLANS (Continued)

	Year Ended March 31,
	2005	2004
Net Periodic Pension Expense
Service cost	$138,348	$137,697
Interest cost	93,932	85,402
Expected return on assets	(131,772)	(105,005)
Amortization of:
Unrecognized past service liability	13,088	13,088
Unrecognized transition (asset)	—	(7,706)
Unrecognized loss	30,580	48,233
Total pension expense included in salaries and employee benefits	$144,176	$171,709
Valuation Assumptions
Discount rate	6.375%	6.500%
Long term rate	9.000%	9.000%
Salary increase rate	3.500%	4.000%

Savings and Investment Plan

The Bank sponsors a savings and investment plan, pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 10% of their compensation of which the Bank will match 100% of employees contribution up to 6% of eligible compensation. The plan expense, which is included in salaries and employee benefits, amounted to approximately $62,000 and $63,000 for the years ended March 31, 2005 and 2004, respectively.

Officers’ supplemental pension plan

Effective October 17, 1995, the Bank adopted a non-qualified supplemental pension plan to provide a supplemental pension benefit to the Bank’s deceased former Chief Executive Officer (the “Officer”). The plan provides for payments to be made in the amount of $20,000 per year, adjusted by the consumer price index, for fifteen years commencing with the Officer attaining age sixty-five and commencing upon retirement or date of death. Such benefit is paid to the Officer’s designated beneficiaries. Effective April 1, 1996, the Bank began making payments to the beneficiaries and has accrued $85,000 and $98,000 as of March 31, 2005 and 2004, respectively, towards this liability. Expense recorded for this plan totalled approximately $7,000 during both the years ended March 31, 2005 and 2004.

Directors’ Retirement Plan

The Bank has a non-tax qualified Directors’ Retirement Plan that provides outside directors who retire after five years of service on the Board with a monthly retirement benefit of fifty percent of the directors’ final year’s fees for 60 months. For each year of service after five years an additional 10% of directors’ fees are earned, up to a maximum of 100% of fees after ten years service. In the event of a change in control resulting in a separation of service prior to completing five years, benefits are determined as though five years are completed and begin the first month following the separation of service. In the event of the director’s death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director’s death while receiving benefits but before all benefits have been paid to the director, the director’s surviving spouse will receive the remaining benefit payments due. The Bank’s accrued liability and expense under the plan at and for the year ended March 31, 2005 is approximately $69,000.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

10.    BENEFIT PLANS (Continued)

Employees Stock Ownership Plan (“ESOP”)

Effective upon the consummation of the Bank’s reorganization to a stock form, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $1,368,790 in proceeds from a term loan obtained from the Company to purchase 136,879 shares of the Company’s common stock in the open market. The term loan principal is payable over ten equal annual installments through September 30, 2012. Interest on the term loan is at the prime rate. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 “Accounting for Employee Stock Ownership Plans”, which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, compensation expense equal to the current market value of the shares is recorded, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $272,000 and $256,000 for the years ended March 31, 2005 and 2004.

The ESOP shares are summarized as follows:

	March 31,
	2005	2004
Allocated shares	40,612	26,924
Shares committed to be released	3,422	3,874
Unreleased shares	92,393	105,629
Total ESOP shares	136,427	136,427
Fair value of unreleased shares	$2,129,659	$2,042,865

2004 Incentive Stock Benefit Plan (the “Stock Benefit Plan”)

In December, 2003, the Company’s stockholders approved, and the Company implemented, the Stock Benefit Plan. Under the Stock Benefit Plan, employees of the Company and its subsidiary may be awarded shares of Company common stock (the “Stock Awards”) and issued options to purchase shares of Company common stock (the “Stock Options”) covering up to 256,648 shares in the aggregate.

Stock Awards

Stock Awards under the Stock Benefit Plan are granted in the form of Company common stock, which are held by a Plan trustee, and vest over a period of five years (20% annually from the date of grant). The Stock Awards become fully vested upon the death or disability of the holder. On December 8, 2003, the Company awarded 85,550 shares of its common stock. During the year ended March 31, 2005 and 2004, approximately $316,500 and $105,500, respectively, in expense related to the Stock Awards was recorded. The amount of expense recorded for the Stock Awards is based upon the number of shares awarded, the market price of the Company’s common stock at the grant date ($18.50 per share) and the period over which the Stock Awards are earned (60 months).

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

10.    BENEFIT PLANS (Continued)

commencing on December 8, 2003. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

On December 8, 2003, options to purchase 171,098 shares of Company common stock were granted, which include non-incentive stock options to directors and incentive stock options to officers and employees. A summary of stock option activity follows:

	Vested	Non-Vested	Total	Exercise Price
April 1, 2003	—	—	—	—
Options granted	—	171,098	171,098	$18.50
Vesting	34,220	(34,220)	—	$18.50
March 31, 2004	34,220	136,878	171,098	$18.50
Exercised	(2,716)	—	(2,716)	$18.50
Vesting	34,220	(34,220)	—	$18.50
March 31, 2005	65,724	102,658	168,382	$18.50

The following summarizes non-incentive and incentive options included above.

	Non-Incentive	Incentive	Total	Exercise Price
Vested	9,240	24,980	34,220	$18.50
Non-vested	36,956	99,922	136,878	$18.50
March 31, 2004	46,196	124,902	171,098	$18.50

	Non-Incentive	Incentive	Total	Exercise Price
Vested	18,480	47,244	65,724	$18.50
Non-vested	27,716	74,942	102,658	$18.50
March 31, 2005	46,196	122,186	168,382	$18.50

The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during 2005, which have an exercise price equal to the market price of the Company’s common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

Weighted average grant-date fair value per share	$ 6.40
Expected common stock dividend yield	1.08%
Expected volatility	29.74%
Expected option life	7.0 years
Risk-free interest rate	3.81%

11.	INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and therefore, must calculate its tax bad debt deduction using either the experience method or the specific charge off method. Retained earnings at March 31, 2005, includes approximately $1.3 million of pre-1988 (base year) bad debt allowance for which federal income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $2.3 million and $2.4 million, respectively. If

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

11.    INCOME TAXES (Continued)

such amounts are used for purposes other than to absorb bad debts, including distributions in liquidation, their will be subject to income taxes at the then current rates.

The components of income tax expense are summarized as follows:

	Year Ended March 31,
	2005	2004
Current income tax expense:
Federal	$1,030,121	$794,568
State and city	454,958	362,723
	1,485,079	1,157,291
Deferred income tax expense (benefit):
Federal	7,805	(39,854)
State and city	3,389	(23,345)
	11,194	(63,199)
	$1,496,273	$1,094,092

The components of the net deferred income tax asset are as follows:

	March 31,
	2005	2004
Deferred income tax assets:
Deferred compensation	$219,683	$245,363
Allowance for loan losses	319,067	254,257
Supplemental pensions	66,792	42,822
Accrued bonus	12,989	88,373
Other items	8,283	3,997
Unrealized loss on securities available for sale	22,351	—
	649,165	634,812
Deferred income tax liabilities:
Prepaid pension	(204,782)	(221,467)
Depreciation	(63,126)	(43,245)
	(267,908)	(264,712)
Net deferred income tax asset	$381,257	$370,100

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended March 31,
	2005	2004
Federal income tax expense	$1,200,260	$842,313
Increases in taxes resulting from:
New York state and city income tax, net of federal income tax effect	302,509	223,989
Other items, net	(6,496)	27,790
Effective income tax expense	$1,496,273	$1,094,092
Effective income tax rate	42.39%	44.16%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

12.	STOCKHOLDERS’ EQUITY AND REGULATORY CAPITAL

For the purpose of granting to eligible account holders a priority in the event of future liquidation, the Bank, at the time of conversion, established a special account in an amount equal to its total retained earnings of $8.8 million at March 31, 2002. In the event of a future liquidation of the converted Bank (and only in such event), an eligible account holder who continues to maintain his deposit account shall be entitled to receive a distribution from the special account. The total amount of the special account is decreased (but never increased) in an amount proportionately corresponding to decrease in the deposit account balances of eligible account holders as of each subsequent year end. After conversion, no dividends may be paid to stockholders if such dividends would reduce the retained earnings of the converted Bank below the amount required by the special account.

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

	March 31,
	2005	2004
	(In Thousands)
GAAP capital (core and tangible capital)	$21,040	$18,775
Add: general valuation allowance	737	582
Less: investment in real estate	(78)	(78)
Total regulatory capital	$21,699	$19,279

	As of March 31, 2005
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital (to risk-weighted assets)	$21,699	21.70%	$7,999	8.00%	$9,999	10.00%
Tier 1 Capital (to risk-weighted assets)	$21,040	21.04%	—	—	$5,999	6.00%
Core (Tier 1) Capital (to adjusted total assets)	$21,040	11.63%	$7,239	4.00%	$9,049	5.00%
Tangible Capital (to adjusted total assets)	$21,040	11.63%	$2,715	1.50%	—	—

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

12.    STOCKHOLDERS’ EQUITY AND REGULATORY CAPITAL (Continued)

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

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

During the years ended March 31, 2004 and 2005, the Company repurchased 19,400 and 28,181 shares, respectively, of its own common stock at a total cost of $384,099 and $594,710, respectively, under a stock repurchase program approved by the Company’s Board of Directors.

13.	COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These commitments include commitments to originate loans. These financial instruments primarily include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statements of financial condition.

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

The Bank had the following commitments outstanding:

	March 31,
	2005	2004
To originate or purchase loans	$8,006,000	$8,434,000

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

13.    COMMITMENTS AND CONTINGENCIES (Continued)

At March 31, 2005, of the $8,006,000 in outstanding commitments to originate loans, $1,230,000 were for fixed rate loans with rates ranging from 5.50% to 7.25%, $4,176,000 were for adjustable rate loans with initial rates ranging from 4.75% to 6.75%, and $2,600,000 was for an adjustable rate construction participation loan at prime +2.00%.

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

14.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Commitments

The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.

	March 31,
	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets
Cash and cash equivalents	$6,364	$6,364	$3,560	$3,560
Securities available for sale	2,940	2,940	3,420	3,420
Investment securities held to maturity	4,008	4,000	2,016	2,104
Mortgage-backed securities held to maturity	41,978	41,531	30,691	31,359
Loans receivable	120,148	121,498	113,059	116,474
Interest receivable	864	864	722	722

Financial liabilities
Deposits	109,103	109,519	107,861	108,752
Advances	43,350	42,685	23,200	23,599

Commitments
To originate or purchase loans	—	—	—	—

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

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

15.	PARENT ONLY FINANCIAL INFORMATION

The following are condensed financial statements for Atlantic Liberty Financial Corp. (Parent company only).

STATEMENTS OF CONDITION

	March 31,
	2005	2004
Assets:
Cash and due from banks	$2,817,160	$2,888,841
Securities available for sale	2,939,984	3,420,727
ESOP loan receivable	958,153	1,095,032
Investment in subsidiary	21,039,715	18,774,632
Interest receivable	46,290	34,959
Other assets	53,757	26,870
Total assets	$27,855,059	$26,241,061
Liabilities	28,302	10,264
Stockholders’ equity	27,826,757	26,230,797
Total liabilities and stockholders’ equity	$27,855,059	$26,241,061

STATEMENTS OF INCOME

	Year Ended March 31,
	2005	2004
Interest income	$192,936	$151,510
Total income	192,936	151,510
Legal expense	21,500	53,995
Other expenses	104,430	115,120
Total non-interest expenses	125,930	169,115
Income (loss) before income tax and equity in undistributed earnings of subsidiary	67,006	(17,605)
Income tax	38,218	46,980
Income (loss) before equity in undistributed earnings of subsidiary	28,788	(64,585)
Equity in undistributed earnings of subsidiary	2,005,114	1,447,884
Net income	$2,033,902	$1,383,299

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

15.    PARENT ONLY FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$2,033,902	$1,383,299
Adjustments to reconcile net income to net cash used in operating activities:
Net amortization of premium	8,396	12,819
(Increase) in interest receivable	(11,332)	(9,170)
(Increase) in other assets	(4,536)	(9,770)
Increase in other liabilities	18,038	10,264
Distribution of treasury stock to MRP	328,779	—
Equity in undistributed earnings of subsidiary	(2,005,114)	(1,447,884)
Net cash used in operating activities	368,133	(60,442)
Cash flows from investing activities:
Purchase of securities available for sale	(2,000,000)	(2,300,000)
Proceeds from repayments of securities available for sale	2,395,827	592,916
Decrease in loans receivable	136,879	136,879
Net cash provided by (used in) investing activities	532,706	(1,570,205)
Cash flows from financing activities:
Cash dividends	(428,057)	(244,328)
Purchase of treasury stock	(594,709)	(384,099)
Sale of treasury stock	50,246	—
Net cash (used in) financing activities	(972,520)	(628,427)
Net (decrease) in cash and cash equivalents	(71,681)	(2,259,074)
Cash and cash equivalents — beginning	2,888,841	5,147,915
Cash and cash equivalents — ending	$2,817,160	$2,888,841

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont’d.)

16.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
	(Dollars in thousands, except for per share amounts)
Total interest income	$2,379	$2,452	$2,506	$2,480
Total interest expense	666	720	728	715
Net interest income	1,713	1,732	1,778	1,765
Provision for loan losses	—	125	—	—
Non-interest income	154	958	208	148
Non-interest expenses	1,173	1,231	1,150	1,247
Income taxes	289	572	350	285
Net income	$405	$762	$486	$381
Net income per common share —
Basic	$0.26	$0.48	$0.31	$0.24
Diluted	$0.26	$0.48	$0.30	$0.23
Weighted average number of common shares outstanding —
Basic	1,584,289	1,585,455	1,592,751	1,601,111
Diluted	1,584,289	1,585,455	1,606,850	1,644,814

	Quarter Ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(Dollars in thousands, except for per share amounts)
Total interest income	$1,986	$2,028	$2,174	$2,202
Total interest expense	480	523	582	566
Net interest income	1,506	1,505	1,592	1,636
Provision for loan losses	—	—	—	—
Non-interest income	105	102	96	111
Non-interest expenses	948	965	1,040	1,223
Income taxes	294	286	302	212
Net income	$369	$356	$346	$312
Net income per common share —
Basic	$0.23	$0.22	$0.22	$0.20
Diluted	$0.23	$0.22	$0.22	$0.19
Weighted average number of common shares outstanding —
Basic	1,591,369	1,595,803	1,599,214	1,596,413
Diluted	1,591,369	1,595,803	1,607,020	1,606,516

ATLANTIC LIBERTY FINANCIAL CORP.

and

ATLANTIC LIBERTY SAVINGS, F.A.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Barry M. Donohue	Thomas M. DeMartino
President and Chief Executive Officer,	Owner of T.M. DeMartino Consulting
Atlantic Liberty Financial Corp. and	Services, a business and government
Atlantic Liberty Savings, F.A.	services consultant

Richard T. Arkwright	Honorable Guy J. Mangano
Chairman of the Board,	Presiding Justice, Appellate Division,
Atlantic Liberty Financial Corp. and	Second Department, NY State
Atlantic Liberty Savings, F.A.	Appellate Court, retired
Chairman and Chief Investment
Officer, Analytic Asset Management	George M. Spanakos
Attorney at Law
President, St. George Realty

Executive Officers

Barry M. Donohue	William M. Gilfillan
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

SHAREHOLDER INFORMATION

Annual Meeting	Independent Auditors
The Annual Meeting of Shareholders	Beard Miller Company LLP
will be held at 186 Montague Street	55 US Highway 46 East
Brooklyn, NY 11201 on August 17, 2005	Pine Brook, NJ 07058
at 3:30 p.m. local time.

Stock Listing	Transfer Agent and Registrar
Nasdaq	Registrar & Transfer
National Market under the symbol “ALFC”	10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
Local Counsel
Cullen Dykman Bleakly Platt, LLP	Contact our transfer agent
177 Montague Street	directly for assistance
Brooklyn, NY 11201	in changing your address,
elimination of duplicate
mailings, transferring stock, or
replacing lost, stolen or
destroyed stock certificates.

Special Counsel	Annual Report on Form 10-KSB
Luse Gorman Pomerenk & Schick, P.C.	A copy of the Company’s Form
5335 Wisconsin Avenue, NW	10-KSB for the fiscal year ended
Washington, DC 20015	March 31, 2005, as filed with the
Securities and Exchange Commission
is available without charge to
shareholders by written request to
the company. It may also be accessed
on our website at:
www.atlanticlibertysavings.com

[This Page Intentionally Left Blank]

Price Range of Common Stock

Fiscal 2003	High	Low	Dividends
Quarter ended December 31, 2002	$14.09	$13.02	—
Quarter ended March 31, 2003	16.05	13.80	—

Fiscal 2004	High	Low	Dividends
Quarter ended June 30, 2003	19.60	14.98	$0.05
Quarter ended September 30, 2003	20.40	17.95	$0.05
Quarter ended December 31, 2003	20.47	18.08	$0.05
Quarter ended March 31, 2004	20.34	18.55	$0.06

Fiscal 2005	High	Low	Dividends
Quarter ended June 30, 2004	19.34	16.76	$0.06
Quarter ended September 30, 2004	19.62	17.17	$0.07
Quarter ended December 31, 2004	24.00	17.91	$0.07
Quarter ended March 31, 2005	25.22	22.50	$0.07

The stock price information set forth in the table above was provided by the National Association of Securities Dealers Inc. automated quotable system (Nasdaq). Atlantic Liberty Financial Corp.’s common stock is traded on the Nasdaq National Market under the symbol “ALFC”. The common stock began trading on October 23, 2002. On June 10, 2005 there were 1,682,147 shares of Atlantic Liberty Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 286 holders of record.